UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form

20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an
attached annual report to security

holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or
other document that the registrant foreign

private issuer must furnish

and make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which

the registrant’s securities are traded, as long as the report or other document is not a press
release, is not required to be and has

not been distributed to the registrant’s security holders,

and, if discussing a material

event,
has already been the subject of a Form

6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form

is also thereby furnishing
the information to the Commission

pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.

Yes
⬜

No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated February

2, 2023 titled “Q4 2022 results”.
2. Q4 2022 Financial Information.
3.
Announcements regarding transactions

in ABB Ltd’s Securities made by the directors or the

members of the
Executive Committee.
The information provided by Item

2 above is hereby incorporated by reference

into the Registration Statements

on Form F-3 of
ABB Ltd and ABB Finance (USA) Inc.

(File Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was

previously filed with the
Securities and Exchange Commission.
2

—
ZURICH, SWITZERLAND, FEBRUARY 2,

2023
Q4 2022 results
Strong performance

improvements in Q4

and
long-term margin target

achieved early
Q4 2022
●

Orders $7.6 billion,

-8%; comparable
1

+2%

●

Revenues $7.8 billion,

+3%; comparable +16%

●

Income from operations

$1,185 million; margin 15.1%

●

Operational EBITA
1

$1,146 million;

margin
1

14.8%
●

Basic EPS $0.61
●

Cash flow from operating

activities was $687

million and from
operating activities

in continuing operations

it was
$720 million, including

adverse impact of approximately

$315
million due to earlier announced

settlements for Kusile
project.
FY 2022
●

Orders $34.0 billion,

+7%; comparable
1

+16%

●

Revenues $29.4 billion,

+2%; comparable +12%

●

Income from operations

$3,337 million; margin 11.3%

●

Operational EBITA
1

$4,510 million;

margin
1

15.3%
●

Basic EPS $1.30
●

Cash flow from operating

activities was $1,287

million and
from operating activities

in continuing operations

it was
$1,334 million
—
“2022 was another successful year for ABB,

including a further streamlining of our business
portfolio and achieving our margin target earlier than expected.

We have made ABB more
resilient. In 2023, regardless of current market uncertainty, we want to show that we can continuously deliver an Operational EBITA margin of

at least 15%.”
Björn Rosengren , CEO
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
—
Q4 2022
Full year
Press Release
KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2022 Q4 2021 US$ Comparable
1
FY 2022 FY 2021 US$ Comparable
1
Orders 7,620 8,257 -8% 2% 33,988 31,868 7% 16%
Revenues 7,824 7,567 3% 16% 29,446 28,945 2% 12%
Gross Profit 2,658 2,397 11% 9,710 9,467 3%
as % of revenues
34.0% 31.7% +2.3 pts 33.0% 32.7% +0.3 pts
Income from operations 1,185 2,975 -60% 3,337 5,718 -42%
Operational EBITA
1
1,146 988 16% 28%

3
4,510 4,122 9% 18%

3
as % of operational revenues
1
14.8% 13.1% +1.7 pts 15.3% 14.2% +1.1 pts
Income from continuing operations, net of tax 1,168 2,703 -57% 2,637 4,730 -44%
Net income attributable to ABB 1,132 2,640 -57% 2,475 4,546 -46%
Basic earnings per share ($)

0.61 1.34 -55%
2
1.30 2.27 -43%
2
Cash flow from operating activities
4
687 1,020 -33% 1,287 3,330 -61%
Cash flow from operating activities in continuing
operations 720 1,033 -30% 1,334 3,338 -60%
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached

Q4 2022 Financial Information.
2
EPS growth rates are computed using unrounded amounts.

2021 numbers include the impact related to the

divestment of Mechanical Power Transmission.

3
Constant currency (not adjusted for portfolio

changes).
4
Amount represents total for both continuing and discontinued

operations.

ABB

INTERIM

REPORT
I
Q4

2022

2
In the fourth quarter

of 2022, we improved comparable

orders
and revenues, we increased

our Operational EBITA

by 16%,
raised our Operational

EBITA margin by

170 basis points and
lifted ROCE to 16.5%

for 2022,

to within our target range.

All in
all, this was a good

achievement in my view.

Customer activity improved

slightly or remained stable

in most
customer segments, except

for declines related to residential
construction and discrete

manufacturing.

The market outlook for
discrete manufacturing

remains solid, although

the fourth
quarter was adversely

impacted by customers

normalizing order
patterns following a

period of pre-ordering triggered

by the long
delivery lead times

in a strained value chain.

This weighed on
order intake in Robotics

& Discrete Automation,

while the other
three business areas

remained stable or

increased

comparable
orders. Revenues were

strong and increased by 3%

(16%
comparable). The Americas

region was the growth engine

for
orders, while Europe

reversed and Asia,

Middle East and Africa
remained overall largely

stable despite a decline

in China. The
escalating Covid-related

situation in China somewhat

slowed
down local business activity

towards the end of the period.

Our
priority is to keep our

people safe.
Our strong price execution

combined with increased volumes
supported the higher

gross margin and drove the

improvement
of 170 basis points

in the Operational EBITA

margin to 14.8%,
the strongest fourth

quarter margin in several years.

This
resulted in 2022

being a record year for

ABB,

in recent history,
with an Operational

EBITA margin

of 15.3%. We achieved

good
price management,

executed well on increased

volumes with
some additional support

from unusually low corporate

costs. I
am pleased how the divisions

managed challenges

like supply
chain constraints, a

tight labor market, Covid

-related lock downs
in China and a high

inflationary environment.
Cash flow of $687

million in the quarter

is the one area which
did not quite meet our

expectations as the depletion

of net
working capital was

slower than anticipated.

This will be an
important focus area

for us near term as

we deliver against our
high order backlog.

As earlier announced, the

finalization of the
Kusile-related issues

weighed on cash flow by

approximately
$315

million, while the closing of

the divestment of Power Grids
generated a net

cash contribution in investing

activities of $1.4
billion.

We remain committed

to our plans to separately

list our E-mobility
business,

subject to constructive

market conditions.

Meanwhile,
we have closed by

the end of January the pre

-IPO private
placement of approx

imately CHF525 million

for newly issued
shares to new minority

investors representing

approximately 20%
ownership of the

E-mobility business. The

proceeds will be used
to capture E-mobility’s

growth
potential through organic

and M&A investments

in hardware and
software.
Just after the close

of the fourth quarter,

we progressed with the
final part of our announced

divisional exits by signing

an
agreement to divest

the Power Conversion division

in the
Electrification business

area. From here on,

we will continue to
review our business portfolio

on a product group

level within our
current divisions.

One example is our decision

to initiate the exit
of the emergency lighting

business within the

Smart Buildings
division in the Electrification

business area during 2023.
By partnering with

the Swedish mining and

smelting company
Boliden to build a strategic

co-operation to use low

carbon
footprint copper in our

electromagnetic stirring

(EMS) equipment
and high-efficiency

electric motors, we took

another step towards
our 2030 target of having

a circular approach in

at least 80
percent of our products

and solutions. The aim is to

reduce
greenhouse gas

(GHG) emissions while driving

the transition to a
more circular economy.
Looking into 2023,

we currently do not ant

icipate a major set-back
in demand, although

the high inflationary environment

adds
uncertainty.

Comparable order growth,

at least in the first half of
the year, should

be somewhat hampered by

last year’s very high
order level coupled

with a normalization of customers’

order
pattern after a period of

pre-ordering in times of

a strained value
chain. I expect comparable

revenue growth to be above

5%,
supported by backlog

execution. Cash flow

should benefit from us
working down the net working

capital, and we should also

have
less adverse items

impacting comparability.

I view 2023 as a
good opportunity for

ABB to prove that we can

continuously
deliver an annual

Operational EBITA margin

of at least 15%.
Considering improving

performance, robust cash

flow and a solid
balance sheet, the

Board of Directors proposes

an ordinary
dividend of CHF0.84 per

share. Up from CHF0.82 in

the previous
year and in line with

the long-term ambition

of a rising sustainable
dividend per share

over time, while still prioritizing

a solid balance
sheet to support our

growth ambitions. We

plan to continue with
share buybacks for

full year of 2023.
Björn Rosengren
CEO
In the first quarter of 2023 , we anticipate double-digit
comparable revenue

growth to support some improvement

in
the Operational EBITA

margin, year-on-year.
In full-year
2023, despite current market

uncertainty,

we
anticipate comparable

revenue growth to be

above 5% and we
expect to again achieve

our long-term target of

Operational
EBITA margin

of at least 15%.

CEO summary
Outlook

ABB

INTERIM

REPORT
I
Q4

2022

3
In the fourth quarter

,

order intake declined

by 8% (up 2%
comparable) year

-on-year to $7,620 million

with a favorable
development in most

of the process-related

segments, while
certain parts of the

short-cycle business declined

as customers
normalize order patterns.

When looking through

the adverse impact from

changes in
exchange rate, orders

remained stable or increased

in three out
of four business

areas. Robotics & Discrete

Automation
declined due to a normalization

of customers’ order patterns
following a period of pre

-buying due to a strained supply

chain
which extended delivery

lead times. This was predominantly
related to the machine

builder segment, while robotics

demand
remained broadly stable

year-on-year.
The automotive segment

improved on EV-related

investments,
while softening demand

was noted in the robotics

consumer
related segments.

In transport & infrastructure,

there was a positive development
in marine & ports and

renewables. In buildings

there was
weakness in residential

-related demand, while

commercial
construction was robust.
Demand in the process

-related business was robust

in refining,
and held up well also

for oil & gas, water

& wastewater,

power
generation and pulp

& paper.
Slightly softer momentum

was noted in metals,

where
customers seemingly

are concerned about

elevated energy
prices.

The strongest order

momentum was reported

in the Americas
on an increase of 10%

(15% comparable), supported

by a
strong development

in the US in all business areas.

Orders in
Europe decreased

by 17% (5% comparable),

including a
double-digit decline noted

in the large German

market. Asia,
Middle East and

Africa reported a decline of

15% (2%
comparable), including

a decline of 22% (12% comparable)

in
China. Some softening

of demand in China was

noted towards
the end of the quarter,

coinciding with the local

intensifying of
the Covid situation.

A strong momentum in

deliveries, including a good

release from
the order backlog, resulted

in revenues increasing by

3% (16%
comparable) to $7,824

million. Impacts from strong

increases in
both volume and price

more than offset adverse

effects from
changes in exchange

rates and portfolio changes,

with
contribution from all

business areas. So far,

the ABB operations
in China have maintained

production at close to

normal level
without any major impact

from the intensified

Covid-related
situation.

Orders and revenues

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q4 2022 Q4 2021 US$ Comparable
Europe 2,604 3,138 -17% -5%
The Americas 2,898 2,640 10% 15%
Asia, Middle East
and Africa
2,118 2,479 -15% -2%
ABB Group 7,620 8,257 -8% 2%
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 2% 16%
FX -8% -10%
Portfolio changes -2% -3%
Total -8% 3%
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q4 2022 Q4 2021 US$ Comparable
Europe 2,766 2,756 0% 16%
The Americas 2,554 2,198 16% 22%
Asia, Middle East
and Africa
2,504 2,613 -4% 10%
ABB Group 7,824 7,567 3% 16%

ABB

INTERIM

REPORT
I
Q4

2022

4
Gross profit
Gross profit increased

strongly by 11

%

(22%

constant currency) to
$2,658 million, supported

by a significant gross

margin
improvement of

230 basis points to 34.0

%. Gross margin improved
materially in all business

areas.

Income from operations
Income from operations

amounted to $1,185 million,

declining by
60% (56% constant

currency). Compared with

last year, earnings
were significantly supported

by the improved operational
performance, with some

additional tailwind from

a net positive
impact related to the non

-core business. This was however

more
than offset by the

impact of streamlining the

business portfolio, as
last year’s period included

the $2.2 billion book gain

related to the
completion of the divestment

of the Mechanical Power
Transmission

division.
Operational EBITA
Significant contribution

from successful price

management and
good operational execution

of increased volumes

were key drivers
to the improvement

in Operational EBITA.

The strong price
execution more than offset

inflationary impacts in commodities,
freight and labor.

Selling, general and administrative

expenses
declined in relation

to revenues. The operational

improvements
more than offset

the adverse impact from changes

in exchange
rates, resulting in an

Operational EBITA of

$1,146 million, an
increase of 16% (28%

local currency) year-on-year.

Operational
EBITA in Corporate

and Other improved by

$36 million
to -$72 million.
Net finance expenses
Net finance expense

was $1 million compared

with $26 million a
year ago. The primary

driver for the unusually

low quarterly amount
was a reversal of interest

charges related to

income tax risks.

Income tax
Income tax expense

was $29 million with an effective

tax rate of
2.4%, including approximately

20% impact from a release

of
valuation allowances

on deferred tax assets

due mainly to an
improved business

performance in the US, as

well as
approximately 3% impact

from a favorable resolution

of certain prior
year tax matters.

Net income and earnings

per share
Net income attributable

to ABB was $1,132 million

and decreased by
57%, as the last year period

included the book gain

on the
divestment of the

Mechanical Power Transmission

division. This
resulted in basic earnings

per share of $0.61,

a decline from $1.34
last year.
Earnings

ABB

INTERIM

REPORT
I
Q4

2022

5
Net working capital
Net working capital

amounted to $3,216 million,

increasing
year-on-year from $2,303

million but declining sequentially
from $3,407 million. The sequential

decrease reflects the
total impact from higher

trade payables and other current
liabilities offset

by the increase in receivables

triggered by
high revenue growth and

higher inventories.

That said,
inventory volumes

declined sequentially,

however changes
in exchange rates inflated

the total.

Net working capital as a
percentage of revenues
1

was 11.1%.
Capital expenditures
Purchases of property,

plant and equipment and

intangible
assets amounted to

$259 million.

Net debt
Net debt
1

amounted to $2,779 million

at the end of the
quarter,

and increased from a net

cash position of $98 million,
year-on-year.

Sequentially,

it declined from $4,117

million,
mainly due to the $1.4

billion net proceeds received

from the
sale of our remaining

19.9% equity stake in

the Hitachi
Energy joint venture

in December.

Cash flows
Cash flow from operating

activities was $687

million and
declined year-on-year

from $1,020 million. An

improvement in
underlying operational

performance was more

than offset by a
lower reduction in net

working capital, mainly

due to the
increase in trade receivables

and a less favorable

timing of
payments of trade payables,

despite stronger inventory
management. In addition,

the current quarter

was adversely
impacted by the

cash outflow from the earlier

announced Kusile
settlement

of approximately $315 million,

while the prior year
included approximately

$300 million cash paid for

income taxes
related to the sale of

the Mechanical Power Transmission
business.

Share buyback program
ABB launched a new

share buyback program

of up to $3 billion
on April 1, 2022.

As of December 31, 2022,

we have returned
approximately $0.5

billion (approximately 18

million shares) in
excess of the planned

return of the Power Grids

proceeds,
which were fully

returned during the third

quarter.

During the
fourth quarter,

10,320,000 shares were

repurchased on the
second trading line

for approximately $300

million. The total
number of ABB Ltd’s

issued shares is 1,964,745,075

,

after the
cancellation of 88,403,189

shares in June, as approved

at
ABB's 2022 AGM.
($ millions,

unless otherwise indicated)
Dec. 31
2022
Dec. 31
2021
Short term debt and current
maturities of long-term debt
2,535

1,384

Long-term debt
5,143

4,177

Total debt
7,678

5,561

Cash & equivalents
4,156

4,159

Restricted cash - current
18

30

Marketable securities and

short-term investments
725

1,170

Restricted cash - non-current –
300

Cash and marketable securities
4,899

5,659

Net debt (cash)*
2,779

(98)
Net debt (cash)* to EBITDA ratio
0.67

(0.01)
Net debt (cash)* to Equity ratio
0.21

(0.01)
*
At Dec. 31, 2022 and Dec. 31, 2021, net debt(cash)

excludes net pension (assets)/liabilities of
$(114) million and $45 million, respectively.
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I
Q4

2022

6
Orders and revenues
Demand was stable

or improved in most customer

segments
year-on-year,

except for in residential

building.

Order intake
amounted to $3,565

million and including the adverse

impact
from changes in exchange

rates it declined by 2%

(up 6%
comparable).
●
Customer activity in

the Americas was very

strong driven by
the US order increase

of 25%, year-on-year.

Order intake in
Europe and Asia,

Middle East and Africa declined

by 17%
and 14% respectively,

but the comparable drop

of 4% in both
regions was materially

softer. As the

quarter progressed,
business activity

in China was increasingly

hampered by the
intensifying Covid-related

situation.

●
A smooth supply chain

supported order backlog deliveries,

a
solid current demand

in the flow-business and

strong price
execution all contributed

to the high revenue growth

of 6%
(16% comparable)

to $3,663 million. The positive
development was broad

across the divisions.
●
Division Smart Building

s

has decided to exit

its emergency
lighting business as

the strategic fit with energy

distribution
and home & building automation

is limited. This business
generates revenues

of approximately $160 million,

and the
divestment process

will be initiated in the coming

months.
●
Just after the close

of the fourth quarter,

an agreement was
signed to divest the

Power Conversion division

for $505 million in
cash. The deal is expected

to close in the second half

of 2023.

●
As from the first

quarter 2023 and in preparation

of a planned
separate listing, the

E-mobility division will no

longer be reported
as part of Electrification,

but as a sub-segment

in Corporate and
other.

Profit
By leveraging on high

comparable growth, the

Operational EBITA
increased by 13%,

significantly offsetting

the adverse impacts from
changes in exchange

rates. Operational EBITA

margin improved by
90 basis points to 15.7%,

despite a slightly negative

divisional and
geographical mix in

revenues.
●
Benefits from a strong

price execution were

a key driver to the
earnings improvement

and more than offset

year-on-year cost
increases related to

raw materials, freight and

labor.

●
Strong execution of

increased volumes improved

cost absorption
in production overall.
●
The higher volumes

and pricing more than offset

a somewhat
adverse divisional mix

triggered by higher system

-related
deliveries as Distribution

Solutions executed the order

backlog,
as well as some

margin pressure related to

lower volumes in
parts of the high

margin residential building busin

ess.

Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 6% 16%
FX -8% -10%
Portfolio changes 0% 0%
Total -2% 6%
—
Electrification
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2022 Q4 2021 US$ Comparable FY 2022 FY 2021 US$ Comparable
Orders 3,565 3,638 -2% 6% 15,901 14,381 11% 17%
Order backlog 6,933 5,458 27% 33% 6,933 5,458 27% 33%
Revenues 3,663 3,445 6% 16% 14,105 13,187 7% 14%
Operational EBITA 572 507 13% 2,328 2,121 10%
as % of operational revenues
15.7% 14.8% +0.9 pts 16.5% 16.1% +0.4 pts
Cash flow from operating activities 804 715 12% 1,887 2,181 -13%
No. of employees (FTE equiv.) 52,300 50,800 3%

ABB

INTERIM

REPORT
I
Q4

2022

7
Orders and revenues
Order intake amounted

to $1,649 million and declined

by 11%
(0% comparable). The

development was hampered

by fewer
project orders received

,

although the product business
improved at a mid-single

digit rate.
●
Orders in Europe declined

by 26% (15% comparable)
from a high comparable

last year when a large Traction
order was booked.

The Americas declined

by 7% (up 5%
comparable) supported

primarily by the drives business,
which more than offset

a somewhat weaker momentum

in
the US motor business.

Asia, Middle East and Africa

had
the strongest momentum

at 5% (16% comparable)
including China at a

low single-digit growth rate.
Momentum in China

was somewhat impacted by

the
intensified Covid-related

situation.

●
Solid execution of the

order backlog contributed

to the
strong volume growth

in revenues which in total

improved
by 6% (20% comparable).

Comparable growth was

the
strongest in the syste

ms-related business.
Profit

Strong operational

execution of increased volume

s

and
pricing triggered a 130

basis point improvement

in the
Operational EBITA

margin to 17.4%. Business

performance
strongly outweighed

the adverse changes in exchange
rates, resulting in earnings

increase of 14% (26% in

local
currency).

●
Strong pricing contributed

materially to comparable
growth, and more than

offset the adverse impacts

from
cost inflation in commodities

and labor.
●
An improved supply

chain facilitated volumes

being
released from the order

backlog which triggered

improved
cost absorption in production,

year-on-year.
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 0% 20%
FX -8% -11%
Portfolio changes -3% -3%
Total -11% 6%
—
Motion
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2022 Q4 2021 US$ Comparable FY 2022 FY 2021 US$ Comparable
Orders 1,649 1,843 -11% 0% 7,896 7,616 4% 20%
Order backlog 4,726 3,749 26% 34% 4,726 3,749 26% 34%
Revenues 1,845 1,735 6% 20% 6,745 6,925 -3% 14%
Operational EBITA 318 278 14% 1,163 1,183 -2%
as % of operational revenues
17.4% 16.1% +1.3 pts 17.3% 17.1% +0.2 pts
Cash flow from operating activities 346 416 -17% 853 1,362 -37%
No. of employees (FTE equiv.) 21,100 20,100 5%

ABB

INTERIM

REPORT
I
Q4

2022

8
Orders and revenues
Robust customer activity

supported a solid order

momentum in
all divisions on a comparable

basis, although this

was more
than offset by changes

in exchange rates and business

portfolio
which resulted in a

total order decline

of 8% (up 11%
comparable).
●
Customer activity was

particularly strong in marine

& ports,
mining and refining

and renewables, but held up

well also for
oil & gas, pulp & paper,

water & wastewater and power
generation. Slightly

softer momentum was

noted in metals,
where customers seemingly

are concerned about

elevated
energy prices. Service

orders decreased by

21% (up 4
comparable) with the

total order decline weighed

down
primarily by portfolio changes

on the back of the spin

-off of
Accelleron.
●
The growth engine

for orders was the Americas

which
improved by 11%

(22%

comparable). Europe declined

by 9%
(up 15%

comparable).

Asia, Middle East and

Africa dropped
by 21% (2% comparable),

impacted by a high comparable
due to a larger order

booked last year.

In China, only a slight
slow-down in business

activity due to the escalating

Covid-
related situation was noted

towards the end of the quarter.
●
There was a good flow

of customer deliveries in virtually

all
divisions, although

revenue growth declined

in total by 14%
(up 6% comparable) hampered

by the very high base level

in
last year’s quarter,

changes in exchange rates

as well as the
absence of the exited

Accelleron business

in the fourth
quarter 2022.

Profit
Through improved

operational performance

in virtually all
divisions the business

area managed to almost

fully offset the
adverse margin impact

stemming from the exit

of the high-
margin Accelleron

business,

resulting in an Operational

EBITA
margin of 13.2%.

●
Gross margin improvement

was the main contributor

to strong
operational performance

supported by growth

in the digital
businesses and better

project execution.
●
The now exited Accelleron

business supported last

year’s
margin by 160 basis points.

Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 11% 5%
FX -8% -8%
Portfolio changes -11% -11%
Total -8% -14%
—
Process Automation
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2022 Q4 2021 US$ Comparable FY 2022 FY 2021 US$ Comparable
Orders 1,746 1,898 -8% 11% 6,825 6,779 1% 11%
Order backlog 6,229 6,079 2% 16% 6,229 6,079 2% 16%
Revenues 1,551 1,805 -14% 6% 6,044 6,259 -3% 7%
Operational EBITA 203 247 -18% 848 801 6%
as % of operational revenues
13.2% 13.7% -0.5 pts 14.0% 12.8% +1.2 pts
Cash flow from operating activities 205 370 -45% 675 1,062 -36%
No. of employees (FTE equiv.) 20,100 22,000 -8%

ABB

INTERIM

REPORT
I
Q4

2022

9
Orders and revenues
Following a period

of elevated order levels

when customers
pre-ordered in response

to a strained supply chain,

growth in
the fourth quarter was

impacted by a normalization

of order
patterns in anticipation

of shorter delivery lead

times. Order
intake

declined by 27% (19% comparable).
●
The order decline from

a very high comparable

last year was
significant in the

Machine Automation division,

while Robotics
reported a virtually

stable development for

comparable
orders.
●
There were positive

developments

in the automotive and
electronics segments.

The adverse impact from

the order
normalization pattern

was predominantly noted in

the
machine builder

segment but also to some

extent in general
industry and areas

of food and beverage, pharmaceuticals

as
well as consumer packaged

goods.

●
Order intake declined

in all regions at a double-digit

rate,
hampered by the broad

adverse development in

Machine
Automation.
●
Improved access to

components supported

a release of
volumes from the order

backlog resulting in the

high revenue
growth of 12% (23% comparable),

with strong contribution
from both divisions.

The order backlog of $2.7

billion
facilitates near-term revenue

generation.
Profit
Operational EBITA

doubled year

-on-year and amounted

to
$125 million, supported

by higher production output

which
triggered a 590 basis

point margin improvement

to 14.0%.
●
Significantly higher

volumes in production improved

cost
absorption and were

the main driver in the strong
earnings increase.
●
Contribution from strong

price development

more than
offset cost inflation

in commodities and labor.
●
Earnings benefitted

from a slight positive product

mix
impact stemming from higher

share of revenues from

the
high margin product

business.
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable -19% 23%
FX -8% -11%
Portfolio changes 0% 0%
Total -27% 12%
—
Robotics & Discrete Automation
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2022 Q4 2021 US$ Comparable FY 2022 FY 2021 US$ Comparable
Orders 798 1,100 -27% -19% 4,116 3,844 7% 15%
Order backlog 2,679 1,919 40% 48% 2,679 1,919 40% 48%
Revenues 891 799 12% 23% 3,181 3,297 -4% 4%
Operational EBITA 125 64 95% 340 355 -4%
as % of operational revenues
14.0% 8.1% +5.9 pts 10.7% 10.8% -0.1 pts
Cash flow from operating activities 105 129 -19% 214 374 -43%
No. of employees (FTE equiv.) 10,700 10,600 0%

ABB

INTERIM

REPORT
I
Q4

2022
10
Quarterly highlights
●
ABB is working with Boliden,

the Swedish mining and
smelting company,

to build a strategic co-operation

to use
low carbon footprint

copper in its electromagnetic

stirring
(EMS) equipment and

high-efficiency electric

motors. The
aim is to reduce

greenhouse gas (GHG) emissions

while
driving the transition

to a more circular economy

.

●
ABB has been selected

to deliver the shaft generator
system with permanent

magnet technology for the

first
dedicated CO
2
-storage vessels

ever to be built. Due for
delivery in 2024,

the two vessels will support

the Northern
Lights carbon capture

and storage (CCS) project

by
transporting greenhouse

gas from industrial emitters to

an
onshore terminal in

Øygarden, Norway.

From there, the
CO
2

will be delivered

by pipeline to dedicated

reservoirs
2,600 meters under

the seabed in the North

Sea for
permanent storage.
●
ABB launched in

December its new Abilities campaign
internally,

with a focus on supporting

employees with
physical, mental or

cognitive and emotional

challenges so
that they have equal access

to resources that can empower
them in their professional

and personal lives.
●
Every year,

the Society of Women

Engineers (SWE)
organizes the world’s

largest conference for

women in
engineering and

technology.

The conference took place

in
Houston, Texas,

at the end of October

and brought
together over 16,000

attendees from around

the world.
ABB is proud to be

a part of SWE’s Corporate

Partnership
Council, which annually

sponsors over 120 employees

with
global SWE memberships,

and subsequently supports
SWE’s mission

towards gender parity in

the workplace, a
goal that aligns closely

with ABB’s own strategy

for diversity
& inclusion.
Story of the quarter
●
The Energy Efficiency

Movement, which counts

ABB as a
member, published

the “Industrial energy efficiency
playbook” including 10

actions that a business

can take to
improve its energy

efficiency,

reduce energy costs and
lower emissions. Industry

is the world’s largest

consumer
of electricity,

natural gas and coal,

according to the IEA,
accounting for 42%

of total electricity demand.

This
energy consumption carries

high costs in the current
inflationary environment.

The Movement’s
recommendations range

from carrying out energy

audits
to right-sizing industrial

machines that are often

too big
for the job at hand,

which wastes energy.

Moving data
from on-site servers and

into the cloud could help

save
around 90%

of the energy consumed

by IT systems.
Speeding up the

transition from fossil fuels,

by electrifying
industrial fleets switching

gas boilers to heat pumps

or
using well-maintained

heat exchangers will also

offer
efficiencies.
Q4 outcome
●
54% reduction of CO
₂
e emissions in own operations

mainly by
shifting to green electricity and

a reduction of sulfur hexafluoride
gas (SF6) emissions in our operations

.
●
29% year-on-year decrease

in LTIFR due

to a decrease in
incidents in absolute numbers.
●
1.5%-points increase in share of women

in senior management,
demonstrating progress towards

our target.
—
Sustainability
Q4 2022 Q4 2021 CHANGE 12M ROLLING
CO
₂
e own operations emissions,

kt scope 1 and 2
1
44 95 -54% 268
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
0.10 0.14 -29% 0.14
Share of females in senior management
positions, %
17.8 16.3 +1.5 pts 17.2
1 CO
₂

equivalent emissions from site, energy use, SF6

and fleet, previous quarter
2
Q2 2022 emission data was restated from 88.8 to

72.6 Ktons of CO
₂
e to reflect the application
of green energy certificates retrospectively.

ABB

INTERIM

REPORT
I
Q4

2022
11
During Q4 2022
●
On December 28, ABB announced

it had completed the
previously announced

divestment to Hitachi, Ltd.

(Hitachi) of
its remaining 19.9

%

equity stake in the Hitachi

Energy joint
venture that was

formed from ABB’s Power

Grids business in
2020, with Hitachi holding

a stake of 80.1%. Through

the
divestment, ABB has

realized a net positive

cash inflow of
approximately $1.4

billion in the fourth quarter

2022.
●
On December

2, ABB announced that

it had reached a full
and final settlement

with the National Director

of Public
Prosecution in South

Africa, the U.S. Department

of
Justice, the U.S. Securities

and Exchange Commission,
and the Office of

the Attorney General of

Switzerland
related to the legacy

Kusile project in South Africa,

awarded
in 2015. The settlements

total approximately $32

5

million
primarily accounted

for in ABB’s third quarter

2022 financial
results and include

the expected exposure to

the German
case.

●
On October 3, ABB announce

d

that Accelleron Industries
AG (formerly ABB Turbocharging)

had

started trading on
SIX Swiss Exchange

in Zurich, marking the

completion of
Accelleron’s spin

-off from ABB.

After Q4 2022
●
On January 20, ABB announced

it had reached an agreement
to sell its Power

Conversion division to AcBel

Polytech Inc. for
$505 million in cash.

The transaction is subject

to regulatory
approvals and is expected

to be completed in the second

half
of 2023. Upon closing,

ABB expects to record a

small non-
operational book

gain in Income from operations

on the sale.
●
On February 1, ABB announced

its E-mobility business

had
signed an agreement

with four minority investors to

raise an
additional CHF325 million

in funds in exchange

for
approximately 12%

shareholding in the company.

The
transaction represents

the final part of ABB E-mobility

’s pre-
IPO funding tranche

through newly issued shares

.

Through the
private placement,

a total of approximately

CHF525 million has
been raised for approximately

20% shareholding in

ABB’s E-
mobility,

which will be used to continue

the execution of its
growth strategy,

driven by both organic

and M&A investments
in hardware and software.

#
●
On February 2, ABB announced

the nomination of Denise C.
Johnson, group president

of Caterpillar Inc, as a new

member
for election at the company’s

upcoming Annual General
Meeting (AGM) on March

23, 2023. At the same time,

current
member Satish Pai

will step down from the

Board.
In 2022, demand for

ABB’s offering increased

strongly year-
on-year, supported

by most customer segments

and across
all regions. Orders

amounted to $33,988

million and improved
by 7% (16% comparable).
Revenues amounted

to $29,446 million up

by 2% (12%
comparable), year-on-year.

Customer deliveries were
impacted by component

constraints in the first half,

but
shortages progressively

eased throughout the

year. As a
result, the book-to-bill ratio

amounted to 1.15 in 2022.
Income from operations

amounted to $3,337 million

down
from $5,718 million

in the year-earlier period. Results

in 2022
included a charge triggered

by the exit of the legacy

full-train
retrofit business

in non-core operations as

well as a provision
related to the legacy

Kusile project in South Africa

awarded in
2015. Results in 2021

included a book gain

of $2.2 billion
related to the divestment

of the Mechanical Power
Transmission

business.
Operational EBITA

improved by 9%

year-on-year to
$4,510 million and

the Operational EBITA

margin increased

by
110

basis points to 15.3%, achieving

the margin target of at
least 15% already one

year earlier than expected.

Performance
was driven by the positive

impacts from strong pricing

execution
and higher volumes,

which more than offset

cost inflation in raw
materials, freight and

labor. Additionally,

Corporate and Other
Operational EBITA

improved by $169

million to -$169 million,
partly due to higher

real estate gains and a better

non-core
result.
The net finance expenses

declined $39 million to $58

million,
roughly offsetting

the decline in non-operational

pension credits
of $51 million to $115

million compared to the

same period last
year.
Income tax expense

was $757 million with a

tax rate of
22.3%, including approximately

3% net adverse impact
primarily related

to adverse impacts from non-deductible
non-operational charges

as well as a positive impact

related
to a release of a valuation

allowance on deferred tax

assets
due to the

improved business performance

mainly related
to the US.
Net income attributable

to ABB was $2,475 million

and
decreased by 46%.

Basic earnings per share

was $1.30
and decreased by 43%.

Both measures were adversely
impacted by the

charges triggered by the exit

of the legacy
full-train retrofit business

in non-core operations

as well as
the provision related

to the legacy Kusile project and

include
a book gain related

to the divestment of the

Mechanical
Power Transmission

business in 2021.
Significant events
Full year 2022

ABB

INTERIM

REPORT
I
Q4

2022
12
Divestments Company/unit Closing date Revenues, $ million
1
No. of employees
2022
Hitachi Energy JV (Power Grids, 19.9% stake) 28-Dec
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than $50

million.
1
Represents the estimated revenues for the last fiscal

year prior to the announcement of the respective

acquisition/divestment unless otherwise stated.
1
Excludes one project estimated to a total of ~$100

million, that is ongoing in the non-core business. Exact

exit timing is difficult to assess due to legal proceedings

etc.
2 Excludes Operational EBITA from E-mobility business.
3
Includes restructuring and restructuring-related as

well as separation costs.
4
Excluding impact of acquisitions or divestments or

any significant non-operational items.
($ in millions, unless otherwise stated) FY 2023
Net finance expenses
~(150)
Effective tax rate
~25%

4
Capital Expenditures
~(800)
($ in millions, unless otherwise stated) FY 2023
1
Q1 2023
Corporate and Other Operational EBITA
~(300)

2
~(75)

2
Non-operating items
Acquisition-related amortization
~(220) ~(55)
Restructuring and related
3
~(150) ~(40)
ABB Way transformation
~(180) ~(40)
Additional 2023 guidance
Acquisitions Company/unit Closing date Revenues, $ million
1
No. of employees
2022
Motion
PowerTech Converter

business
1-Dec ~60 300
Electrification
ASKI Industrie Elektronik GmbH 3-Oct ~2 16
Electrification
Numocity Technologies

Private Ltd. (majority stake)
22-Jul <1 20
Electrification InCharge Energy, Inc (majority stake) 26-Jan ~16 40
Additional figures
ABB Group Q1 2021 Q2 2021 Q3 2021 Q4 2021 FY 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 FY 2022
EBITDA, $ in million 1,024 1,324 1,072 3,191 6,611 1,067 794 906 1,384 4,151
Return on Capital Employed, % n.a. n.a. n.a. n.a. 14.90 n.a. n.a. n.a. n.a. 16.50
Net debt/Equity 0.09 0.16 0.13 (0.01) (0.01) 0.20 0.34 0.34 0.21 0.21
Net debt/ EBITDA 12M rolling 0.4 0.7 0.5 (0.01) (0.01) 0.4 0.7 0.7 0.7 0.7
Net working capital, % of 12M rolling
revenues 10.8% 11.6% 10.2% 8.1% 8.1% 12.1% 12.8% 11.7% 11.1% 11.1%
Earnings per share, basic, $ 0.25 0.37 0.33 1.34 2.27 0.31 0.20 0.19 0.61 1.30
Earnings per share, diluted, $ 0.25 0.37 0.32 1.33 2.25 0.31 0.20 0.19 0.60 1.30
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.82 n.a. n.a. n.a. n.a.

0.84
*
Share price at the end of period, CHF
1
27.56 30.30 30.30 33.68 33.68 29.12 24.57 24.90 28.06 28.06
Share price at the end of period, $
1
28.99 32.33 31.73 36.31 36.31 30.76 25.43 24.41 30.46 30.46
Number of employees (FTE equivalents) 105,330 106,370 106,080 104,420 104,420 104,720 106,380 106,830 105,130 105,130
No. of shares outstanding at end of period
(in millions) 2,024 2,006 1,993 1,958 1,958 1,929 1,892 1,875 1,865 1,865
1
Data prior to October 3, 2022, has been adjusted for

the Accelleron spin-off (Source: FactSet).
*
Dividend proposal subject to shareholder approval at the

2023 AGM
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I
Q4

2022
13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@c

h.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2023

March 23

Annual General Meeting
April 25 Q1 2023 results
July 20

Q2 2023 results
October 18

Q3 2023 results
November 30

Capital Markets Day

in Frosinone, Italy
This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this

release titled “CEO summary,”

“Outlook,” “Earnings,”
“Balance sheet & cash

flow,” “Robotics and

Discrete
Automation” and “Significant

events”. These statements

are
based on current expectations,

estimates and projections
about the factors that

may affect our future performance,
including global economic

conditions, the economic
conditions of the

regions and industries that

are major
markets for ABB. These

expectations, estimates

and
projections are generally

identifiable by statements
containing words such

as “anticipates,” “expects,”
“estimates,” “plans,”

“targets,” “likely” or similar

expressions.
However,

there are many risks

and uncertainties, many

of
which are beyond our

control, that could cause

our actual
results to differ

materially from the forward

-looking

information and statements

made in this press release

and
which could affect

our ability to achieve

any or all of our
stated targets. Some

important factors that

could cause
such differences

include, among others, business

risks
associated with the

volatile global economic

environment
and political conditions,

costs associated with compliance
activities, market acceptance

of new products and services,
changes in governmental

regulations and currency
exchange rates and

such other factors as may

be discussed
from time to time in

ABB Ltd’s filings with the

U.S. Securities
and Exchange Commission,

including its Annual Reports

on
Form 20-F.

Although ABB Ltd believes

that its expectations
reflected in any such

forward looking statement

are based
upon reasonable assumptions,

it can give no assurance

that
those expectations

will be achieved.
The Q4 2022

results press release

and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

today at 10:00 a.m. CET.
To

pre-register for the conference

call or to join the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Q4 results presentation on February 2, 2023
Important notice about forward-looking information
ABB

(ABBN: SIX Swiss

Ex) is a technology leader

in electrification and automation,

enabling a more sustainable

and resource-
efficient future.

The company’s solutions

connect engineering know

-how and software

to optimize how
things are manufactured,

moved, powered and operated.

Building on more than 130

years of excellence,
ABB’s ~105,000 employees

are committed to driving innovations

that accelerate industrial

transformation.

Q4 2022

FINANCIAL

INFORMATION
February 2, 2023
Q4 2022
Financial information

Q4 2022

FINANCIAL

INFORMATION
—
Financial

Information
Contents
03
─ 07

Key Figures
08 ─
34

Consolidated

Financial

Information

(unaudited)

35 ─
50

Supplemental

Reconciliations

and Definitions

Q4 2022

FINANCIAL

INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q4 2022 Q4 2021 US$ Comparable
(1)
Orders 7,620 8,257 -8% 2%
Order backlog (end December) 19,867 16,607 20% 29%
Revenues 7,824 7,567 3% 16%
Gross Profit 2,658 2,397 11%
as % of revenues 34.0% 31.7% +2.3 pts
Income from operations 1,185 2,975 -60%
Operational EBITA
(1)
1,146 988 16% 28%
(2)
as % of operational revenues
(1)
14.8% 13.1% +1.7 pts
Income from continuing operations, net of tax 1,168 2,703 -57%
Net income attributable to ABB 1,132 2,640 -57%
Basic earnings per share ($) 0.61 1.34 -55%
(3)
Cash flow from operating activities
(4)
687 1,020 -33%
Cash flow from operating activities in continuing operations 720 1,033 -30%
CHANGE
($ in millions, unless otherwise indicated)
FY 2022 FY 2021 US$ Comparable
(1)
Orders 33,988 31,868 7% 16%
Revenues 29,446 28,945 2% 12%
Gross Profit 9,710 9,467 3%
as % of revenues 33.0% 32.7% +0.3 pts
Income from operations 3,337 5,718 -42%
Operational EBITA
(1)
4,510 4,122 9% 18%
(2)
as % of operational revenues
(1)
15.3% 14.2% +1.1 pts
Income from continuing operations, net of tax 2,637 4,730 -44%
Net income attributable to ABB 2,475 4,546 -46%
Basic earnings per share ($) 1.30 2.27 -43%
(3)
Cash flow from operating activities
(4)
1,287 3,330 -61%
Cash flow from operating activities in continuing operations 1,334 3,338 -60%
(1)

For a reconciliation of non-GAAP measures see “
Supplemental Reconciliations and Definitions
” on page 35.
(2)

Constant currency (not adjusted for portfolio changes).
(3)

EPS growth rates are computed using unrounded amounts.
(4)

Cash flow from operating activities includes both continuing and discontinued operations.

Q4 2022

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q4 2022 Q4 2021 US$ Local Comparable
Orders

ABB Group 7,620 8,257 -8% 0% 2%
Electrification 3,565 3,638 -2% 6% 6%
Motion 1,649 1,843 -11% -3% 0%
Process Automation 1,746 1,898 -8% 0% 11%
Robotics & Discrete Automation 798 1,100 -27% -19% -19%
Corporate and Other

(incl. intersegment eliminations) (138) (222)
Order backlog (end December) ABB Group 19,867 16,607 20% 26% 29%
Electrification 6,933 5,458 27% 33% 33%
Motion 4,726 3,749 26% 33% 34%
Process Automation 6,229 6,079 2% 8% 16%
Robotics & Discrete Automation 2,679 1,919 40% 49% 48%
Corporate and Other

(incl. intersegment eliminations) (700) (598)
Revenues

ABB Group 7,824 7,567 3% 13% 16%
Electrification 3,663 3,445 6% 16% 16%
Motion 1,845 1,735 6% 17% 20%
Process Automation 1,551 1,805 -14% -6% 6%
Robotics & Discrete Automation 891 799 12% 23% 23%
Corporate and Other

(incl. intersegment eliminations) (126) (217)
Income from operations ABB Group 1,185 2,975
Electrification 557 418
Motion 316 2,464
Process Automation 183 193
Robotics & Discrete Automation 101 45
Corporate and Other
(incl. intersegment eliminations) 28 (145)
Income from operations % ABB Group 15.1% 39.3%
Electrification 15.2% 12.1%
Motion 17.1% 142.0%
Process Automation 11.8% 10.7%
Robotics & Discrete Automation 11.3% 5.6%
Operational EBITA ABB Group 1,146 988 16% 28%
Electrification 572 507 13% 26%
Motion 318 278 14% 26%
Process Automation 203 247 -18% -8%
Robotics & Discrete Automation 125 64 95% 117%
Corporate and Other
(incl. intersegment eliminations) (72) (108)
Operational EBITA %

ABB Group 14.8% 13.1%
Electrification 15.7% 14.8%
Motion 17.4% 16.1%
Process Automation 13.2% 13.7%
Robotics & Discrete Automation 14.0% 8.1%
Cash flow from operating activities ABB Group 687 1,020
Electrification 804 715
Motion 346 416
Process Automation 205 370
Robotics & Discrete Automation 105 129
Corporate and Other

(incl. intersegment eliminations) (740) (597)
Discontinued operations (33) (13)

Q4 2022

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
FY 2022 FY 2021 US$ Local Comparable
Orders

ABB Group 33,988 31,868 7% 13% 16%
Electrification 15,901 14,381 11% 17% 17%
Motion 7,896 7,616 4% 11% 20%
Process Automation 6,825 6,779 1% 8% 11%
Robotics & Discrete Automation 4,116 3,844 7% 16% 15%
Corporate and Other
(incl. intersegment eliminations) (750) (752)
Order backlog (end December) ABB Group 19,867 16,607 20% 26% 29%
Electrification 6,933 5,458 27% 33% 33%
Motion 4,726 3,749 26% 33% 34%
Process Automation 6,229 6,079 2% 8% 16%
Robotics & Discrete Automation 2,679 1,919 40% 49% 48%
Corporate and Other
(incl. intersegment eliminations) (700) (598)
Revenues

ABB Group 29,446 28,945 2% 9% 12%
Electrification 14,105 13,187 7% 14% 14%
Motion 6,745 6,925 -3% 5% 14%
Process Automation 6,044 6,259 -3% 4% 7%
Robotics & Discrete Automation 3,181 3,297 -4% 5% 4%
Corporate and Other
(incl. intersegment eliminations) (629) (723)
Income from operations ABB Group 3,337 5,718
Electrification 2,159 1,841
Motion 1,092 3,276
Process Automation 663 713
Robotics & Discrete Automation 247 269
Corporate and Other
(incl. intersegment eliminations) (824) (381)
Income from operations % ABB Group 11.3% 19.8%
Electrification 15.3% 14.0%
Motion 16.2% 47.3%
Process Automation 11.0% 11.4%
Robotics & Discrete Automation 7.8% 8.2%
Operational EBITA ABB Group 4,510 4,122 9% 18%
Electrification 2,328 2,121 10% 20%
Motion 1,163 1,183 -2% 6%
Process Automation 848 801 6% 15%
Robotics & Discrete Automation 340 355 -4% 8%
Corporate and Other
(incl. intersegment eliminations) (169) (338)
Operational EBITA %

ABB Group 15.3% 14.2%
Electrification 16.5% 16.1%
Motion 17.3% 17.1%
Process Automation 14.0% 12.8%
Robotics & Discrete Automation 10.7% 10.8%
Cash flow from operating activities ABB Group 1,287 3,330
Electrification 1,887 2,181
Motion 853 1,362
Process Automation 675 1,062
Robotics & Discrete Automation 214 374
Corporate and Other
(incl. intersegment eliminations) (2,295) (1,641)
Discontinued operations (47) (8)

Q4 2022

FINANCIAL

INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q4 22 Q4 21 Q4 22 Q4 21 Q4 22 Q4 21 Q4 22 Q4 21 Q4 22 Q4 21
Revenues 7,824 7,567 3,663 3,445 1,845 1,735 1,551 1,805 891 799
Foreign exchange/commodity timing
differences in total revenues (62) (44) (29) (22) (22) (10) (12) (5) 1 (5)
Operational revenues 7,762 7,523 3,634 3,423 1,823 1,725 1,539 1,800 892 794
Income from operations 1,185 2,975 557 418 316 2,464 183 193 101 45
Acquisition-related amortization 55 59 27 29 8 7 1 2 19 21
Restructuring, related and

implementation costs
(1)
47 79 10 34 5 4 23 33 2 1
Changes in obligations related to

divested businesses (71) (7) 1 – – – – – – –
Changes in pre-acquisition estimates 10 – 9 – – – – – 1 –
Gains and losses from sale of businesses 3 (2,184) – 9 3 (2,195) – – – –
Acquisition- and divestment-related

expenses and integration costs 24 58 8 34 3 7 12 18 2 –
Other income/expense relating to the

Power Grids joint venture (10) – – – – – – – – –
Certain other non-operational items (28) 40 – 8 – – – (2) (9) –
Foreign exchange/commodity timing
differences in income from operations (69) (32) (40) (25) (17) (9) (16) 3 9 (3)
Operational EBITA 1,146 988 572 507 318 278 203 247 125 64
Operational EBITA margin (%) 14.8% 13.1% 15.7% 14.8% 17.4% 16.1% 13.2% 13.7% 14.0% 8.1%
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) FY 22 FY 21 FY 22 FY 21 FY 22 FY 21 FY 22 FY 21 FY 22 FY 21
Revenues 29,446 28,945 14,105 13,187 6,745 6,925 6,044 6,259 3,181 3,297
Foreign exchange/commodity timing
differences in total revenues 28 (1) (14) 1 (14) 2 33 5 6 (7)
Operational revenues 29,474 28,944 14,091 13,188 6,731 6,927 6,077 6,264 3,187 3,290
Income from operations 3,337 5,718 2,159 1,841 1,092 3,276 663 713 247 269
Acquisition-related amortization 229 250 116 117 31 43 4 5 78 83
Restructuring, related and
implementation costs
(1)
347 160 28 66 16 22 29 48 11 7
Changes in obligations related to

divested businesses (88) 9 1 – – – – – – –
Changes in pre-acquisition estimates 10 (6) 11 (6) – – – – (1) –
Gains and losses from sale of businesses 7 (2,193) (1) 13 8 (2,196) – (13) – –
Acquisition- and divestment-related

expenses and integration costs 195 132 40 70 15 26 134 35 6 1
Other income/expense relating to the

Power Grids joint venture 57 34 – – – – – – – –
Certain other non-operational items 385 (18) (24) (5) – 1 – 1 (7) –
Foreign exchange/commodity timing
differences in income from operations 31 36 (2) 25 1 11 18 12 6 (5)
Operational EBITA 4,510 4,122 2,328 2,121 1,163 1,183 848 801 340 355
Operational EBITA margin (%) 15.3% 14.2% 16.5% 16.1% 17.3% 17.1% 14.0% 12.8% 10.7% 10.8%
(1)

Includes impairment of certain assets.

Q4 2022

FINANCIAL

INFORMATION
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q4 22 Q4 21 Q4 22 Q4 21 Q4 22 Q4 21 Q4 22 Q4 21 Q4 22 Q4 21
Depreciation 130 141 67 74 27 29 13 13 16 16
Amortization 69 75 34 36 10 9 3 2 19 21
including total acquisition-related amortization of: 55 59 27 29 8 7 1 2 19 21
Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) FY 22 FY 21 FY 22 FY 21 FY 22 FY 21 FY 22 FY 21 FY 22 FY 21
Depreciation 531 575 265 276 105 123 64 72 62 59
Amortization 283 318 141 149 36 49 11 11 79 85
including total acquisition-related amortization of: 229 250 116 117 31 43 4 5 78 83
Orders received and revenues by region
($ in millions, unless otherwise indicated) Orders received CHANGE Revenues CHANGE
Com- Com-
Q4 22 Q4 21 US$ Local parable Q4 22 Q4 21 US$ Local parable
Europe 2,604 3,138 -17% -5% -5% 2,766 2,756 0% 15% 16%
The Americas 2,898 2,640 10% 11% 15% 2,554 2,198 16% 17% 22%
of which United States 2,167 1,995 9% 9% 13% 1,898 1,579 20% 20% 26%
Asia, Middle East and Africa 2,118 2,479 -15% -5% -2% 2,504 2,613 -4% 7% 10%
of which China 976 1,255 -22% -13% -12% 1,133 1,234 -8% 2% 5%
ABB Group 7,620 8,257 -8% 0% 2% 7,824 7,567 3% 13% 16%
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
FY 22 FY 21 US$ Local parable FY 22 FY 21 US$ Local parable
Europe 11,778 11,857 -1% 13% 13% 10,286 10,529 -2% 12% 12%
The Americas 11,825 9,940 19% 20% 28% 9,572 8,686 10% 11% 19%
of which United States 8,920 7,453 20% 20% 29% 7,021 6,397 10% 10% 19%
Asia, Middle East and Africa 10,385 10,071 3% 9% 10% 9,588 9,730 -1% 5% 6%
of which China 5,087 5,036 1% 5% 5% 4,696 4,932 -5% 0% 0%
ABB Group 33,988 31,868 7% 13% 16% 29,446 28,945 2% 9% 12%

Q4 2022

FINANCIAL

INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Year ended Three months ended
($ in millions, except per share data in $)
Dec. 31, 2022 Dec. 31, 2021 Dec. 31, 2022 Dec. 31, 2021
Sales of products 24,471 23,745 6,525 6,101
Sales of services and other 4,975 5,200 1,299 1,466
Total revenues 29,446 28,945 7,824 7,567
Cost of sales of products (16,804) (16,364) (4,365) (4,275)
Cost of services and other (2,932) (3,114) (801) (895)
Total cost of sales (19,736) (19,478) (5,166) (5,170)
Gross profit 9,710 9,467 2,658 2,397
Selling, general and administrative expenses (5,132) (5,162) (1,299) (1,354)
Non-order related research and development expenses (1,166) (1,219) (322) (322)
Other income (expense), net (75) 2,632 148 2,254
Income from operations 3,337 5,718 1,185 2,975
Interest and dividend income 72 51 22 14
Interest and other finance expense (130) (148) (23) (40)
Non-operational pension (cost) credit 115 166 13 36
Income from continuing operations before taxes 3,394 5,787 1,197 2,985
Income tax expense (757) (1,057) (29) (282)
Income from continuing operations, net of

tax
2,637 4,730 1,168 2,703
Loss from discontinued operations, net of tax (43) (80) (7) (35)
Net income 2,594 4,650 1,161 2,668
Net income attributable to noncontrolling interests and

redeemable noncontrolling interests (119) (104) (29) (28)
Net income attributable to ABB 2,475 4,546 1,132 2,640
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 2,517 4,625 1,138 2,674
Loss from discontinued operations, net of tax (42) (79) (6) (34)
Net income 2,475 4,546 1,132 2,640
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 1.33 2.31 0.61 1.35
Loss from discontinued operations, net of tax (0.02) (0.04) 0.00 (0.02)
Net income 1.30 2.27 0.61 1.34
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 1.32 2.29 0.60 1.34
Loss from discontinued operations, net of tax (0.02) (0.04) 0.00 (0.02)
Net income 1.30 2.25 0.60 1.33
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 1,899 2,001 1,870 1,974
Diluted earnings per share attributable to ABB shareholders 1,910 2,019 1,881 1,991
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2022

FINANCIAL

INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Year ended Three months ended
($ in millions)
Dec. 31, 2022 Dec. 31, 2021 Dec. 31, 2022 Dec. 31, 2021
Total comprehensive income, net of

tax
2,189 4,567 1,414 2,845
Total comprehensive income

attributable to noncontrolling interests and

redeemable noncontrolling interests, net of tax (87) (108) (29) (27)
Total comprehensive income attributable

to ABB shareholders, net of tax
2,102 4,459 1,385 2,818
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Dec. 31, 2022 Dec. 31, 2021
Cash and equivalents 4,156 4,159
Restricted cash 18 30
Marketable securities and short-term investments 725 1,170
Receivables, net 6,858 6,551
Contract assets 954 990
Inventories, net 6,028 4,880
Prepaid expenses 230 206
Other current assets 505 573
Current assets held for sale and in discontinued operations 96 136
Total current assets 19,570 18,695
Restricted cash, non-current – 300
Property, plant and equipment, net 3,911 4,045
Operating lease right-of-use assets 841 895
Investments in equity-accounted companies 130 1,670
Prepaid pension and other employee benefits 916 892
Intangible assets, net 1,406 1,561
Goodwill 10,511 10,482
Deferred taxes 1,396 1,177
Other non-current assets 467 543
Total assets 39,148 40,260
Accounts payable, trade 4,904 4,921
Contract liabilities 2,216 1,894
Short-term debt and current maturities of long-term debt 2,535 1,384
Current operating leases 220 230
Provisions for warranties 1,028 1,005
Other provisions 1,171 1,386
Other current liabilities 4,323 4,367
Current liabilities held for sale and in discontinued operations 132 381
Total current liabilities 16,529 15,568
Long-term debt 5,143 4,177
Non-current operating leases 651 689
Pension and other employee benefits 719 1,025
Deferred taxes 729 685
Other non-current liabilities 2,085 2,116
Non-current liabilities held for sale and in discontinued operations 20 43
Total liabilities 25,876 24,303
Commitments and contingencies
Redeemable noncontrolling interest 85 –
Stockholders’ equity:
Common stock, CHF 0.12 par value
(1,965 million and 2,053 million shares issued at December 31,

2022 and 2021, respectively)
171 178
Additional paid-in capital 141 22
Retained earnings 20,082 22,477
Accumulated other comprehensive loss (4,556) (4,088)
Treasury stock, at cost
(100 million and 95 million shares at December 31, 2022

and 2021, respectively)
(3,061) (3,010)
Total ABB stockholders’ equity 12,777 15,579
Noncontrolling interests 410 378
Total stockholders’ equity 13,187 15,957
Total liabilities and stockholders’

equity
39,148 40,260
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Year ended Three months ended
($ in millions)
Dec. 31, 2022 Dec. 31, 2021 Dec. 31, 2022 Dec. 31, 2021
Operating activities:
Net income 2,594 4,650 1,161 2,668
Loss from discontinued operations, net of tax 43 80 7 35
Adjustments to reconcile net income (loss) to

net cash provided by operating activities:
Depreciation and amortization 814 893 199 216
Changes in fair values of investments (33) (123) 6 (9)
Pension and other employee benefits (125) (216) (18) (57)
Deferred taxes (348) (289) (165) (371)
Loss from equity-accounted companies 102 100 2 17
Net loss (gain) from derivatives and foreign exchange (23) 49 (67) (50)
Net loss (gain) from sale of property,

plant and equipment
(84) (38) (20) (16)
Net loss (gain) from sale of businesses 7 (2,193) 3 (2,184)
Other 70 117 9 47
Changes in operating assets and liabilities:
Trade receivables, net (831) (142) (174) 40
Contract assets and liabilities 416 29 63 102
Inventories, net (1,599) (771) 68 (79)
Accounts payable, trade 395 659 5 298
Accrued liabilities 136 454 84 118
Provisions, net (70) (48) (382) 31
Income taxes payable and receivable (94) 117 (113) 209
Other assets and liabilities, net (36) 10 52 18
Net cash provided by operating activities – continuing

operations
1,334 3,338 720 1,033
Net cash used in operating activities – discontinued operations (47) (8) (33) (13)
Net cash provided by operating activities 1,287 3,330 687 1,020
Investing activities:
Purchases of investments (321) (1,528) (50) (1,114)
Purchases of property, plant and

equipment and intangible assets
(762) (820) (259) (361)
Acquisition of businesses (net of cash acquired)
and increases in cost-

and equity-accounted companies
(288) (241) (62) (14)
Proceeds from sales of investments 697 2,272 43 633
Proceeds from maturity of investments 73 81 73 1
Proceeds from sales of property,

plant and equipment
127 93 42 57
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost-

and equity-accounted companies
1,541 2,958 1,549 2,865
Net cash from settlement of foreign currency derivatives (166) (121) (12) (46)
Changes in loans receivable, net 320 (19) 309 6
Other investing activities (14) (4) (4) (4)
Net cash provided by investing activities – continuing

operations
1,207 2,671 1,629 2,023
Net cash used in investing activities – discontinued

operations
(226) (364) (135) (281)
Net cash provided by investing activities 981 2,307 1,494 1,742
Financing activities:
Net changes in debt with original maturities of 90 days or less 1,366 (83) (109) (296)
Increase in debt 3,849 1,400 295 22
Repayment of debt (2,703) (1,538) (678) (775)
Delivery of shares 394 826 5 40
Purchase of treasury stock (3,553) (3,708) (302) (1,267)
Dividends paid (1,698) (1,726) – –
Cash associated with the spin-off of the Turbocharging

Division
(172) – (172) –
Dividends paid to noncontrolling shareholders (99) (98) (16) (7)
Proceeds from issuance of subsidiary shares 216 – 216 –
Other financing activities 6 (41) 64 (24)
Net cash used in financing activities – continuing

operations
(2,394) (4,968) (697) (2,307)
Net cash provided by financing activities – discontinued

operations
– – – –
Net cash used in financing activities (2,394) (4,968) (697) (2,307)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(189) (81) 2 (6)
Net change in cash and equivalents and restricted cash (315) 588 1,486 449
Cash and equivalents and restricted cash, beginning of period 4,489 3,901 2,688 4,040
Cash and equivalents and restricted cash, end of period 4,174 4,489 4,174 4,489
Supplementary disclosure of cash flow information:
Interest paid 90 132 43 57
Income taxes paid 1,188 1,292 281 499
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2021 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Net income 4,546 4,546 104 4,650
Foreign currency translation
adjustments, net of tax of $0 (534) (534) 4 (530)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(4) (15) (15) (15)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $22 467 467 467
Change in derivative instruments
and hedges, net of tax of $(1) (5) (5) (5)
Changes in noncontrolling interests (37) (20) (57) 55 (2)
Dividends to
noncontrolling shareholders – (98) (98)
Dividends to shareholders (1,730) (1,730) (1,730)
Cancellation of treasury shares (10) (17) (3,130) 3,157 – –
Share-based payment arrangements 60 60 60
Purchase of treasury stock (3,682) (3,682) (3,682)
Delivery of shares (84) (136) 1,046 826 826
Other 16 16 16
Balance at December 31, 2021 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Balance at January 1, 2022 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Net income
(1)
2,475 2,475 124 2,599
Foreign currency translation
adjustments, net of tax of $0 (608) (608) (31) (639)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(5) (21) (21) (21)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $86 256 256 (1) 255
Change in derivative instruments
and hedges, net of tax of $2 – – –
Issuance of subsidiary shares 120 120 86 206
Other changes in
noncontrolling interests 10 10 (34) (24)
Dividends to
noncontrolling shareholders – (100) (100)
Dividends to shareholders (1,700) (1,700) (1,700)
Spin-off of the Turbocharging Division (177) (95) (272) (12) (284)
Cancellation of treasury shares (8) (4) (2,864) 2,876 – –
Share-based payment arrangements 42 42 42
Purchase of treasury stock (3,502) (3,502) (3,502)
Delivery of shares (51) (130) 575 394 394
Other 2 2 2
Balance at December 31, 2022 171 141 20,082 (4,556) (3,061) 12,777 410 13,187
(1) Amounts attributable to noncontrolling interests for the year ended December 31, 2022, exclude net losses of $5 million related to redeemable noncontrolling interests, which are reported in the mezzanine equity section on the Consolidated Balance Sheets. See Note 4 for details.
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4 2022

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a technology

leader in electrification and automation, enabling a more sustainable

and
resource-efficient future. The Company’s solutions connect

engineering know-how and software to optimize how things

are manufactured, moved, powered and
operated.
The Company’s Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP

for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2021.
The preparation

of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects where revenue is recognized over time,

as well as the amount of variable consideration the

Company expects to be entitled to,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and in testing goodwill

for impairment,
●
estimates and assumptions used in determining the fair values of assets and liabilities assumed in business

combinations, and
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interests

and certain obligations in connection with
divestments.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification of

current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as

its operating cycle. Accordingly,

there are accounts
receivable, contract assets, inventories and provisions related to these contracts which

will not be realized within one year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.

Q4 2022

FINANCIAL

INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Business Combinations — Accounting for contract

assets and contract liabilities from contracts with customers
In January 2022, the Company early adopted a new accounting

standard update, which provides guidance on the accounting for revenue contracts acquired in a
business combination. The update requires contract assets

and liabilities acquired in a business combination to be recognized and measured at the date of
acquisition in accordance with the principles for recognizing revenues from contracts with customers.

The Company has applied this accounting standard update
prospectively starting with acquisitions closing after January

1, 2022.
Disclosures about government assistance
In January 2022, the Company adopted a new accounting standard update,

which requires entities to disclose certain types of government assistance. Under the
update, the Company is required to annually disclose (i) the type of the assistance received, including any significant

terms and conditions, (ii) its related
accounting policy, and (iii) the effect

such transactions have on its financial statements. The Company has applied this accounting standard update

prospectively.
This update does not have a significant impact on the Company’s consolidated financial statements.

Applicable for future periods
Facilitation of the effects of reference rate reform on financial reporting
In March 2020, an accounting standard update was issued which provides temporary optional expedients and exceptions to the current

guidance on contract
modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London

Interbank Offered Rate
(LIBOR) and other interbank offered rates to alternative reference rates. This update, along with clarifications outlined

in subsequent updates issued during
January 2021 and December 2022, can be adopted and applied

no later than December 31, 2024, with early

adoption permitted. The Company expects to adopt
this update during the second half of 2023 and does

not expect this update to have a significant impact on its consolidated financial statements.
Disclosure about supplier finance program obligations
In September 2022, an accounting standard update was issued which requires entities to disclose information related to supplier finance programs. Under the
update, the Company is required to annually disclose (i) the key terms of the program, (ii) the amount of the supplier

finance obligations outstanding and where
those obligations are presented in the balance sheet at the reporting date, and (iii) a rollforward of the supplier finance obligation program within the reporting
period. This update is effective for the Company

retrospectively for all in-scope transactions for annual periods beginning January 1, 2023, with the exception

of
the rollforward disclosures,

which are effective prospectively for annual periods

beginning January 1, 2024, with early adoption permitted. The Company does not
expect this update to have a significant impact on its consolidated financial statements.

The total outstanding supplier finance obligation included

in “Accounts
payable, trade” in the Consolidated Balance Sheet at December 31,

2022, amounted to $477 million.
─
Note 3
Discontinued operations and assets held for sale
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of 80.1 percent of its Power Grids business to Hitachi Ltd (Hitachi).

The transaction was executed through the
sale of 80.1 percent of the shares of Hitachi Energy Ltd, formerly

Hitachi ABB Power Grids Ltd (“Hitachi Energy”).

Cash consideration received at the closing date
was $9,241 million net of cash disposed.

Further, for accounting purposes,

the 19.9 percent ownership interest retained by the Company

was deemed to have
been both divested and reacquired at its fair value on July

1, 2020.

The Company also obtained a put option, exercisable

with three-months’ notice commencing in
April 2023. The combined fair value of the retained investment and the related put option amounted to $1,779 million

and was recorded as both an equity-method
investment and as part of the proceeds for the sale of the

entire Power Grids business (see Note 4).
In connection with the divestment, the Company recorded

liabilities in discontinued operations for estimated future costs and other cash payments of $487 million
for various contractual items relating to the sale of the business

,

including required future cost reimbursements payable

to Hitachi Energy, costs

to be incurred by
the Company for the direct benefit of Hitachi Energy and

an amount due to Hitachi Ltd in connection with the expected purchase price finalization of the closing
debt and working capital balances. In October 2021, the Company and Hitachi concluded an agreement to settle the various amounts owing by the Company.

The
net difference between the agreed amounts and the amounts

initially estimated by the Company was recorded

in 2021 in discontinued operations as an
adjustment to “Change to net gain recognized on sale

of the Power Grids business” in the table below.

During the year and three months ended December

31,
2022, total cash payments of $102 million (excluding payments related to the guarantees, see Note 10), and $11

million, respectively, were made

in connection
with these liabilities. During the year and three months ended

December 31, 2021, total cash payments (including the amounts paid under the settlement
agreement) of $364 million and $281 million, respectively,

were made in connection with these liabilities.

At December 31, 2022, the remaining amount recorded
was $53 million.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs). Pursuant to these

TSAs, the Company and Hitachi Energy
provide to each other, on an interim, transitional

basis, various services. The services

provided by the Company primarily include finance, information technology, human resources and certain other administrative services.

Under the current terms, the TSAs will continue for up

to 3 years, and can only be extended on an
exceptional basis for business-critical services for an additional period which is reasonably necessary to avoid a material adverse

impact on the business. In the
year and three months ended December 31, 2022, the Company

has recognized within its continuing operations, general

and administrative expenses incurred to
perform the TSAs, offset by $162 million and $47

million, respectively, in TSA-related

income for such services that is reported in Other income

(expense), net.

In
the year and three months ended December 31, 2021,

Other income (expense) included $173 million

and $46 million, respectively, of

TSA-related income for such
services.
Discontinued operations
As a result of the sale of the Power Grids business, substantially all Power Grids-related assets and liabilities have

been sold. As this divestment represented

a
strategic shift that would have a major effect on the Company’s operations and financial results, the

results of operations for this business have been

presented as
discontinued operations and the assets and liabilities are presented as held for sale and in discontinued operations

for all periods presented. Certain of the
business contracts in the Power Grids business continue to

be executed by subsidiaries of the Company for the benefit/risk of Hitachi Energy. Assets

and liabilities
relating

to, as well as the net financial results of, these contracts will continue to be included in discontinued operations until they have been completed or
otherwise transferred to Hitachi Energy.

Q4 2022

FINANCIAL

INFORMATION
Amounts recorded in discontinued operations were as follows:
Year ended Three months ended
($ in millions)
Dec. 31, 2022 Dec. 31, 2021 Dec. 31, 2022 Dec. 31, 2021
Expenses (38) (18) (13) (5)
Change to net gain recognized on sale of the Power Grids business (10) (65) 1 (33)
Loss from operations (48) (83) (12) (38)
Net interest income and other finance expense – 2 – 2
Loss from discontinued operations before taxes (48) (81) (12) (36)
Income tax 5 1 5 1
Loss from discontinued operations, net of

tax
(43) (80) (7) (35)
Of the total Loss from discontinued operations before taxes

in the table above, $(47) million and $(80) million

in the year ended December 31, 2022 and 2021,
respectively, and $(11

)

million and $(35) million in the three months

ended December 31, 2022 and 2021, respectively,

are attributable to the Company, while

the
remainder is attributable to noncontrolling interests.
In addition,

the Company also has retained obligations (primarily for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations. Changes to these retained obligations are also included in Loss from discontinued operations,

net of tax, above.
The major components of assets and liabilities held for sale and in discontinued operations in the Company’s Consolidated

Balance Sheets are summarized as
follows:
($ in millions)
Dec. 31, 2022
(1)
Dec. 31, 2021
(1)
Receivables, net 92 131
Other current assets 4 5
Current assets held for sale and in discontinued

operations
96 136
Accounts payable, trade 44 71
Other liabilities 88 310
Current liabilities held for sale and in discontinued

operations
132 381
Other non-current liabilities 20 43
Non-current liabilities held for sale and in discontinued

operations
20 43
(1)

At December 31, 2022 and 2021,

the balances reported as held for sale and in discontinued operations pertain to Power Grids activities and other obligations which will remain with the Company until such time as the obligation is settled or the activities are fully wound down.
─
Note 4
Acquisitions and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
Year ended December 31, Three months ended December 31,
($ in millions, except number of acquired businesses) 2022 2021 2022 2021
Purchase price for acquisitions (net of cash acquired)
(1)
195 212 46 (3)
Aggregate excess of purchase price
over fair value of net assets acquired
(2)
229 161 24 2
Number of acquired businesses

5 2 2 -
(1)

Excluding changes in cost- and equity-accounted companies.
(2)

Recorded as goodwill.
In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair value of

net assets acquired” amounts for the year
ended December 31, 2022, relate primarily to the acquisition of InCharge

Energy, Inc. (In-Charge)

and in the year ended December 31, 2021, relate primarily

to
the acquisition of ASTI Mobile Robotics Group (ASTI).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in

the Company’s consolidated financial
statements since the date of acquisition.

On January 26, 2022, the Company increased its ownership in

In-Charge to a 60 percent controlling interest

through a stock purchase agreement. In-Charge

is
headquartered in Santa Monica, USA, and is a provider of

turn-key commercial electric vehicle charging hardware and

software solutions. The resulting cash
outflows for the Company amounted to $134

million (net of cash acquired of $4 million). The acquisition expands the market presence of the E-mobility

Division of
its Electrification operating segment,

particularly in the North American market. In connection

with the acquisition, the Company’s pre-existing

13.2 percent
ownership of In-Charge was revalued to fair value and a gain of $32 million was recorded in “Other income

(expense),

net” in the year ended December 31, 2022.
The Company entered into an agreement with the remaining noncontrolling shareholders allowing either party to put or call the

remaining 40 percent of the shares
until 2027. The amount for which either party can exercise

their option is dependent on a formula based on revenues

and thus, the amount is subject to change. As
a result of this agreement, the noncontrolling interest is classified as Redeemable noncontrolling interest (i.e. mezzanine equity)

in the Consolidated Balance
Sheets and was initially recognized at fair value.
On August 2, 2021, the Company acquired the shares

of ASTI. ASTI is headquartered in Burgos, Spain, and

is a global autonomous mobile robot (AMR)
manufacturer. The resulting cash outflows

for the Company amounted to $186 million (net of cash

acquired). The acquisition expands the Company’s

robotics and
automation offering in its Robotics & Discrete Automation

operating segment.
While the Company uses its best estimates and assumptions

as part of the purchase price allocation process

to value assets acquired and liabilities assumed

at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Q4 2022

FINANCIAL

INFORMATION
Business divestments and spin-offs
On September 7, 2022, the shareholders approved the spin-off of the Company’s Turbocharging Division

into an independent, publicly traded company,

Accelleron
Industries AG (Accelleron), which was completed through the

distribution of common stock of Accelleron to the stockholders of ABB on October 3, 2022. As a
result of the spin-off of this Division, the Company distributed net assets of $272 million, net of amounts

attributable to noncontrolling interests of $12 million,

which
was reflected as a reduction in Retained earnings. In addition,

total accumulated comprehensive income of $95

million, including the cumulative translation
adjustment, was reclassified to Retained earnings. Cash and cash equivalents distributed with Accelleron was $172 million.

The results of operations of the Turbocharging Division,

are included in the continuing operations of the Process

Automation operating segment for all periods
presented through to the spin-off date. In the year

and three months ended December 31, 2022,

“Income continuing operations before taxes”,

included income of
$134 million and $1 million, respectively,

from this Division. In the year and three months ended

December 31, 2021, “Income continuing operations

before taxes”,
included income of $186 million and $53 million, respectively,

from this Division. In anticipation of the spin-off,

the Company granted to a subsidiary of

Accelleron
access to funds in the form of a short-term intercompany

loan.

At the spin-off date, this loan,

having a principal amount of 300 million Swiss

francs ($306 million at
the date of spin-off), was due to ABB and subsequently

collected in October 2022.
In the year and three months ended December 31, 2021,

the Company received proceeds (net of transactions

costs and cash disposed) of $2,958 million and
$2,865 million, respectively, relating to

divestments of consolidated businesses and recorded gains of

$2,193 million and $2,184 million, respectively

in “Other
income (expense), net” on the sales of such businesses.

These are primarily due to the divestment of the Company’s

Mechanical Power Transmission Division
(Dodge) to RBC Bearings Inc. Certain amounts included in

the net gain for the sale of the Dodge business

are estimated or otherwise subject to change in value
and, as a result, the Company may record additional adjustments to the gain in future periods which are not expected to have a material impact on the
consolidated financial statements. In the year and three months ended December 31, 2021, “Income from continuing operations

before taxes”, included net income
of $115 million and $9 million, respectively,

from the Dodge business which, prior to its sale was

part of the Company’s Motion operating segment.
Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi in 2020 (see Note 3), the Company

retained a 19.9 percent interest in the business.

For
accounting purposes the 19.9 percent interest was deemed to

have been both divested and reacquired, with a fair

value at the transaction date of $1,661 million.
The fair value was based on a discounted cash flow model

considering the expected results of the future business operations of Hitachi Energy and using relevant
market inputs including a risk-adjusted weighted-average cost of capital.

The Company also obtained an option, exercisable with three-months’

notice commencing April 2023, granting it

the right to require Hitachi to purchase this
investment at fair value, subject to a minimum floor price equivalent to a 10 percent discount compared to the price paid for

the initial 80.1 percent. This option was
initially valued at $118 million using

a standard option pricing model with inputs considering the

nature of the investment and the expected period until

option
exercise. As this option is not separable from the investment the value has been combined with the value of the underlying investment and is accounted for
together. Hitachi also

received a call option requiring the Company

to sell the remaining 19.9 percent interest in Hitachi

Energy at any time at a price consistent
with what was paid by Hitachi to acquire the initial 80.1 percent or at fair value, if higher.

In September 2022, the Company and Hitachi agreed terms to sell the Company’s remaining investment in Hitachi

Energy to Hitachi and simultaneously settle
certain outstanding contractual obligations relating to the initial sale of the Power Grids business, including certain

indemnification guarantees (see Note 10).

The
sale of the remaining investment was completed in December 2022,

resulting in net cash proceeds of $1,552

million and a gain of $43 million which was recorded
in “Other income (expense), net”.
In July 2020, the Company concluded that based on its continuing involvement with the Power Grids business, including

the membership in its governing board of
directors, it had significant influence over Hitachi Energy.

As a result, the investment (including the value

of the option) was accounted for using the equity method
through the date of its sale in December 2022.
The carrying value of the Company’s investments in equity-accounted companies and respective percentage of ownership

is as follows:
Ownership as of Carrying value at
($ in millions, except ownership share in %) December 31, 2021 December 31, 2022 December 31, 2021
Hitachi Energy Ltd 19.9% – 1,609
Others 130 61
Total 130 1,670
In the year and three months ended December 31, 2022

and 2021,

the Company recorded its share of the earnings

of investees accounted for under the equity
method of accounting in Other income (expense), net, as follows:
Year ended December 31, Three months ended December 31,
($ in millions)
2022 2021 2022 2021
Income (loss) from equity-accounted companies, net of taxes (22) 38 12 27
Basis difference amortization (net of deferred income tax benefit) (80) (138) (14) (44)
Loss from equity-accounted companies (102) (100) (2) (17)
Subsequent event
On January 19, 2023, the Company reached an agreement to sell its Power Conversion Division to AcBel Polytech Inc.

for $505 million in cash. The transaction is
subject to regulatory approvals and is expected to be completed in the second half of 2023.

Q4 2022

FINANCIAL

INFORMATION
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
December 31, 2022
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 1,715 1,715 1,715
Time deposits 2,459 2,459 2,459
Equity securities 345 10 355 355
4,519 10 4,529 4,174 355
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 269 1 (15) 255 255
Other government obligations 58 58 58
Corporate 64 (7) 57 57
391 1 (22) 370 370
Total 4,910 11 (22) 4,899 4,174 725
Of which:

Restricted cash, current 18
December 31, 2021
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 2,752 2,752 2,752
Time deposits 2,037 2,037 1,737 300
Equity securities 569 18 587 587
5,358 18 – 5,376 4,489 887
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 203 7 (1) 209 209
Corporate 74 1 (1) 74 74
277 8 (2) 283 – 283
Total 5,635 26 (2) 5,659 4,489 1,170
Of which:
Restricted cash, current 30
Restricted cash, non-current 300

Q4 2022

FINANCIAL

INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate and equity

risks arising from its global operating, financing and

investing activities. The
Company uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of
standard products and the related foreign currency denominated purchases,

the Company’s policy is to hedge up to a maximum of

100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted

exposures greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument

used to protect the Company against the volatility of future cash flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps are used to manage

the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest

rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued under its management

incentive plan. A WAR gives its
holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise.

To eliminate

such risk, the Company has
purchased cash-settled call options, indexed to the shares of the

Company, which entitle the Company

to receive amounts equivalent to its obligations

under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as

hedges or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions)
December 31, 2022 December 31, 2021
Foreign exchange contracts 13,509 11,276
Embedded foreign exchange derivatives 933 815
Cross-currency interest rate swaps 855 906
Interest rate contracts 2,830 3,541
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver and
aluminum. The following table shows the notional amounts of outstanding derivatives (whether designated as hedges or not), on

a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
December 31, 2022 December 31, 2021
Copper swaps metric tonnes 29,281 36,017
Silver swaps ounces 2,012,213 2,842,533
Aluminum swaps metric tonnes 6,825 7,125
Equity derivatives
At December 31, 2022 and 2021, the Company held 8 million

and 9 million cash-settled call options indexed to

ABB Ltd shares (conversion ratio 5:1) with a total
fair value of $15 million and $29 million, respectively.
Cash flow hedges
As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations, commodity swaps to
manage its commodity risks and cash-settled call options to

hedge its WAR liabilities. The Company applies cash

flow hedge accounting in only limited cases. In
these cases, the effective portion of the changes in their

fair value is recorded in “Accumulated other comprehensive

loss” and subsequently reclassified into
earnings in the same line item and in the same period as

the underlying hedged transaction affects

earnings. For the year and three months ended December

31,
2022 and 2021, there were no significant amounts recorded for cash flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps

and cross-currency interest rate
swaps. Where such instruments are designated as fair value hedges,

the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest

and other finance expense”.

Q4 2022

FINANCIAL

INFORMATION
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Year ended December 31, Three months ended December 31,
($ in millions)
2022 2021 2022 2021
Gains (losses) recognized in Interest and other finance expense:

Interest rate contracts Designated as fair value hedges (91) (55) (8) (15)
Hedged item 93 56 8 15
Cross-currency interest rate swaps Designated as fair value hedges (134) (37) (9) (10)
Hedged item 135 34 16 9
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line

in the income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not Gains (losses) recognized in income
designated as a hedge Year ended December 31, Three months ended December 31,
($ in millions)
Location 2022 2021 2022 2021
Foreign exchange contracts Total revenues (56) 3 145 52
Total cost of sales 21 (53) (36) (29)
SG&A expenses
(1)
27 11 (8) 5
Non-order related research

and development – (2) (2) –
Interest and other finance expense (128) (173) 11 (52)
Embedded foreign exchange Total revenues (3) (7) (15) 7
contracts Total cost of sales (11) (2) 1 1
Commodity contracts Total cost of sales (47) 78 25 31
Other Interest and other finance expense 4 – – –
Total (193) (145) 121 15
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
December 31, 2022
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 4 4
Interest rate contracts – – 5 57
Cross-currency interest rate swaps – – – 288
Cash-settled call options 15 – – –
Total 15 – 9 349
Derivatives not designated as hedging instruments:
Foreign exchange contracts 140 21 80 5
Commodity contracts 13 – 12 –
Interest rate contracts 5 – 3 –
Embedded foreign exchange derivatives 11 6 17 13
Total 169 27 112 18
Total fair value 184 27 121 367

Q4 2022

FINANCIAL

INFORMATION
December 31, 2021
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 3 5
Interest rate contracts 9 20 – –
Cross-currency interest rate swaps – – – 109
Cash-settled call options 29 – – –
Total 38 20 3 114
Derivatives not designated as hedging instruments:
Foreign exchange contracts 108 14 107 7
Commodity contracts 19 – 5 –
Interest rate contracts 1 – 2 –
Embedded foreign exchange derivatives 10 7 16 10
Total 138 21 130 17
Total fair value 176 41 133 131
Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the

tables above and in the Consolidated
Balance Sheets at December 31, 2022 and 2021, have been presented on a gross basis.
The Company’s netting agreements and other similar

arrangements allow net settlements under certain conditions.

At December 31, 2022 and 2021, information
related to these offsetting arrangements was as follows:
($ in millions)
December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 194 (96) – – 98
Total 194 (96) – – 98
($ in millions)
December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 458 (96) – – 362
Total 458 (96) – – 362
($ in millions) December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 200 (104) – – 96
Total 200 (104) – – 96

($ in millions)
December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 238 (104) – – 134
Total 238 (104) – – 134

Q4 2022

FINANCIAL

INFORMATION
─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value

on a non-recurring basis include
long-lived assets that are reduced to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three

-level hierarchy, depending on the

nature of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market

data obtained from independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuati

on models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant, in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, cash-settled call options, forward foreign exchange

contracts, foreign exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive

plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the

level of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would

be disclosed. If the market is
considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such

as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
December 31, 2022
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 355 355
Debt securities—U.S. government obligations 255 255
Debt securities—Other government obligations 58 58
Debt securities—Corporate 57 57
Derivative assets—current in “Other current assets” 184 184
Derivative assets—non-current in “Other non-current assets” 27 27
Total 255 681 – 936
Liabilities
Derivative liabilities—current in “Other current liabilities” 121 121
Derivative liabilities—non-current in “Other non-current liabilities” 367 367
Total – 488 – 488

Q4 2022

FINANCIAL

INFORMATION
December 31, 2021
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 587 587
Debt securities—U.S. government obligations 209 209
Debt securities—Corporate 74 74
Derivative assets—current in “Other current assets” 176 176
Derivative assets—non-current in “Other non-current assets” 41 41
Total 209 878 – 1,087
Liabilities
Derivative liabilities—current in “Other current liabilities” 133 133
Derivative liabilities—non-current in “Other non-current liabilities” 131 131
Total – 264 – 264
The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments”:
If quoted market prices in active markets for identical assets are available, these are
considered Level 1 inputs; however,

when markets are not active, these inputs are

considered Level 2. If such quoted market prices are not

available,
fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for
non-performance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on
available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques

represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

The Company elects to record private equity investments without readily determinable fair values at cost, less impairment, adjusted

for observable price changes.
The Company reassesses at each reporting period whether these investments continue to qualify for this treatment. Durin

g

the year ended December 31, 2022
and 2021,

the Company recognized, in “Other income (expense),

net”, net fair value gains of $52 million and

$108 million, respectively,

related to certain of its
private equity investments based on observable market price changes for an identical or similar investment of the same

issuer of which net loss of $4 million and

net gain of $2 million were recognized in the three months

ended December 31, 2022 and 2021, respectively.

The fair values were determined using Level

2
inputs. The carrying values of these investments, carried

at fair value on a non-recurring basis, at December

31, 2022 and 2021,

totaled $106 million and
$169 million, respectively.
Apart from the transactions above, there were no additional significant non-recurring fair value measurements during the

year ended December 31, 2022 and
2021.
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
December 31, 2022
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,697 1,697 1,697
Time deposits 2,459 2,459 2,459
Restricted cash 18 18 18
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,500 1,068 1,432 2,500
Long-term debt (excluding finance lease obligations) 4,976 4,813 30 4,843

Q4 2022

FINANCIAL

INFORMATION
December 31, 2021
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 2,422 2,422 2,422
Time deposits 1,737 1,737 1,737
Restricted cash 30 30 30
Marketable securities and short-term investments
(excluding securities):
Time deposits 300 300 300
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,357 1,288 69 1,357
Long-term debt (excluding finance lease obligations) 4,043 4,234 58 4,292
The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, current

and non-current, and Marketable securities
and short-term investments (excluding securities):
The carrying amounts approximate the fair values as the

items are short-term in nature or, for cash
held in banks, are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance

lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions)
December 31, 2022 December 31, 2021 December 31, 2020
Contract assets 954 990 985
Contract liabilities 2,216 1,894 1,903
Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional. Management expects

that the majority of the amounts will be
collected within one year of the respective balance sheet date.
Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized predominantly on long-term projects. Contract liabilities are reduced as work is performed and as revenues are recognized

.

In addition to the amounts
presented as Contract liabilities in the table above, $59 million are non-current and are included in Other non-current liabilities in the Balance Sheet.
The significant changes in the Contract assets and Contract liabi lities balances were as follows:
Year ended December 31,
2022 2021
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2022/2021
(1,043) (1,086)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
1,481 1,136
Receivables recognized that were included in the Contract

assets balance at Jan 1, 2022/2021
(591) (566)
The Company considers its order backlog to represent its

unsatisfied performance obligations. At December 31, 2022,

the Company had unsatisfied performance
obligations totaling $19,867 million and, of this amount, the Company expects to fulfill approximately 77 percent of the obligations in 2023, approximately
13 percent of the obligations in 2024 and the balance thereafter.

Q4 2022

FINANCIAL

INFORMATION
─
Note 9
Debt
The Company’s total debt at December 31, 2022 and

2021, amounted to $7,678 million and $5,561 million,

respectively.
Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of

long-term debt” consisted of the following:
($ in millions)
December 31, 2022 December 31, 2021
Short-term debt 1,448 78
Current maturities of long-term debt 1,087 1,306
Total 2,535 1,384
Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At December 31, 2022, $1,383 million was
outstanding under the $2 billion Euro-commercial paper program.

At December 31, 2021, no amount was outstanding

under this program.
On May 9, 2022, the Company repaid on maturity its USD

1,250 million 2.875% Notes.
Long-term debt
The Company’s long-term debt at December

31, 2022 and 2021, amounted to $5,143 million and $4,177

million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

December 31, 2022 December 31, 2021
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
2.875% USD Notes, due 2022

USD 1,250 $ 1,258
0.625% EUR Instruments, due 2023 EUR 700 $ 742 EUR 700 $ 800
0% CHF Bonds, due 2023 CHF 275 $ 298 –
0.625% EUR Instruments, due 2024 EUR 700 $ 720 –
Floating Rate EUR Instruments, due 2024 EUR 500 $ 536 –
0.75% EUR Instruments, due 2024 EUR 750 $ 769 EUR 750 $ 860
0.3% CHF Bonds, due 2024 CHF 280 $ 303 CHF 280 $ 306
2.1% CHF Bonds, due 2025 CHF 150 $ 162 –
0.75% CHF Bonds, due 2027 CHF 425 $ 460 –
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Bonds, due 2029 CHF 170 $ 184 CHF 170 $ 186
0% EUR Notes, due 2030 EUR 800 $ 677 EUR 800 $ 862
2.375% CHF Bonds, due 2030 CHF 150 $ 162 –
4.375% USD Notes, due 2042
(2)
USD 609 $ 590 USD 609 $ 589
Total $ 5,984 $ 5,242
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes,

due 2028,

and the 4.375% USD Notes,

due
2042, was USD 750 million.
In March 2022, the Company issued the following CHF bonds

:

(i) CHF 275 million of zero interest bonds, due 2023, and (ii) CHF

425 million of bonds, due 2027
with a coupon of 0.75 percent payable annually in arrears.

The aggregate net proceeds of these CHF bond issues,

after discount and fees, amounted to CHF
699 million (equivalent to approximately $751 million on the date of issuance).
Also in March 2022, the Company issued the following EUR Instruments,

both due in 2024, (i) EUR 700 million, paying interest

annually in arrears at a fixed rate of
0.625 percent per annum, and (ii) EUR 500 million floating

rate notes,

paying interest quarterly in arrears at a variable rate of

70 basis points above the 3-month
EURIBOR. In relation to these EUR Instruments, the Company

recorded net proceeds (after the respective discount

and premium, as well as fees) of
EUR 1,203 million (equivalent to $1,335 million on the date

of issuance). Interest rate swaps have been used

to modify the characteristics of the EUR 700 million
Instruments, due 2024. After considering the impact of these interest rate swaps, these Instruments effectively become floati

ng rate obligations.
In October 2022, the Company issued the following CHF bonds: (i)

CHF 150 million of 2.1

percent bonds, due 2025, and (ii) CHF

150 million of 2.375 percent
bonds, due 2030 with interest payable annually in arrears. The aggregate net proceeds of these CHF bond issues,

after discount and fees, amounted to
CHF 299 million (equivalent to approximately $304 million on date of issuance).
Subsequent events
On January 16, 2023, the Company issued the following EUR

Instruments: (i) EUR 500 million of 3.25 percent notes,

due 2027, and (ii) EUR 750 million of
3.375 percent notes,

due 2031, both paying interest annually in arrears.

The aggregate net proceeds of these EUR Instruments, after discount and fees, amounted
to EUR 1,235 million (equivalent to approximately $1,338

million on date of issuance).
As of February 1, 2023, the Company has repaid substantially all amounts previously outstanding at December 31, 2022,

under the $2 billion Euro-commercial
paper program.

Q4 2022

FINANCIAL

INFORMATION
─
Note 10
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission

(SEC) and the Department of Justice (DoJ) in the
United States as well as to the Serious Fraud Office (SFO)

in the United Kingdom concerning certain of its past dealings with Unaoil and its subsidiaries, including
alleged improper payments made by these entities to third parties.

In May 2020, the SFO closed its investigation, which

it originally announced in February 2017,
as the case did not meet the relevant test for prosecution

and in December 2022 this matter was closed without action

by the DOJ as part of the Kusile settlement.
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United

States, to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in other countries potential suspect payments and other compliance
concerns in connection with some of the Company’s dealings

with Eskom and related persons. Many of those parties

have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid $104

million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special Investigating

Unit relating to improper payments and other compliance

issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company

made a provision of approximately $325 million which
was recorded in Other income (expense), net, during the third quarter of 2022. In December 2022, the Company settled with

the SEC and DOJ as well as the
authorities in South Africa and Switzerland. The matter is still pending with the authorities in Germany,

but the Company does not believe that it will need to

record
any additional provisions for this matter.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by

customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal

proceedings, as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters,

and any related proceedings, the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities recognized
At December 31, 2022 and 2021, the Company had aggregate

liabilities of $86 million and $104 million, respectively,

included in “Other provisions” and “Other
non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the

individual liabilities recognized was significant. As it

is not
possible to make an informed judgment on, or reasonably predict, the outcome of certain matters and as it is not possible,

based on information currently available
to management, to estimate the maximum potential liability on other matters, there could be adverse outcomes beyond

the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments

represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
December 31, 2022 December 31, 2021
Performance guarantees 4,300 4,540
Financial guarantees 96 52
Indemnification guarantees
(1)
– 136
Total
(2)
4,396 4,728
(1)

Certain indemnifications provided to Hitachi in connection with the divestment of Power Grids were without limit.
(2)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate of

future payments, which it may incur as part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at December 31,

2022 and 2021, amounted to $1 million
and $156 million, respectively, the

majority of which is included in discontinued operations.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties, the

Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be

completed within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has

entered into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At December 31, 2022 and 2021, the

maximum potential payable under these
guarantees amounts to $843 million and $911

million, respectively, and

these guarantees have various maturities ranging from five to ten years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the sale of the

Power Grids business (see Note 3 for
details). The performance and financial guarantees have been indemnified by Hitachi at the same proportion of

its ownership in Hitachi Energy Ltd, (increasing
from 80.1 percent at December 31, 2021, to 100 percent at December

31, 2022). These guarantees, which have various

maturities up to 2035, primarily consist of
bank guarantees, standby letters of credit, business performance guarantees and other trade-related guarantees, the

majority of which have original maturity dates
ranging from one to ten years. The maximum amount payable

under these guarantees at December 31, 2022 and 2021,

is approximately $3.0 billion and
$3.2 billion, respectively. On completing

the sale of the Company’s remaining 19.9

percent interest in Hitachi Energy to Hitachi,

the Company also settled certain
existing indemnification guarantees that were due to be settled concurrent with such transaction. As a result, in the year and

three months ended December 31,
2022, the Company recorded $136 million of cash outflows for the settlement of these liabilities (recorded in discontinued

operations).
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby

letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance
bonds. At December 31, 2022 and 2021, the total outstanding performance bonds aggregated to $2.9 billion and $3.6 billion, respectively

,

of each of these
amounts $0.1 billion relates

to discontinued operations. There have been

no significant amounts reimbursed to financial institutions under these types of
arrangements in the year and three months ended December 31,

2022 and 2021.

Q4 2022

FINANCIAL

INFORMATION
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation

of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions)
2022 2021
Balance at January 1, 1,005 1,035
Net change in warranties due to acquisitions, divestments, spin

-offs and liabilities held for sale
(24) 1
Claims paid in cash or in kind (157) (222)
Net increase in provision for changes in estimates, warranties issued and warranties expired
252 226
Exchange rate differences (48) (35)
Balance at December 31, 1,028 1,005
Provisions for contractual penalties
During the three months ended December 31, 2022, the Company reversed a provision of $61 million it had previously

recorded relating to one of its divested
businesses based on a settlement proposal issued by the ruling court

.

As the provision related to a customer contractual obligation,

the adjustment was reported
as an increase in Sales of products and resulted in an increase in earnings per share (basic and diluted) of $0.03 for both the year and three months ended
December 31, 2022.

In addition, as this amount relates

to a divested business, it has been excluded from the Company’s primary measure of segment
performance, Operational EBITA (See

Note 17).
─
Note 11
Income taxes
The effective tax rate of 22.3 percent in year ended December

31, 2022, was higher than the effective tax

rate of 18.3 percent in the same period in 2021, primarily
because 2021 includes a non-taxable gain in connection with

the sale of the Dodge business while 2022 included

impacts of changes in valuation allowances
primarily a positive impact from a reversal of a valuation allowance in the Americas for $208 million (recorded in the fourth

quarter) offset partially by the negative
impact of non-deductible regulatory penalties in connection with the

Kusile project.
─
Note 12
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans,

in accordance with local regulations
and practices. At December

31, 2022, the Company’s most significant

defined benefit pension plans are in Switzerland as well as

in Germany, the United
Kingdom, and the United States. These plans cover a large portion of the Company’s employees and

provide benefits to employees in the event of death,
disability, retirement, or termination of

employment. Certain of these plans are multi-employer

plans. The Company also operates other postretirement benefit plans including postretirement health care benefits and other employee-related benefits for active employees including

long-service award plans. The
measurement date used for the Company’s employee benefit

plans is December 31. The funding policies of the Company’s

plans are consistent with the local
government and tax requirements.
Net periodic benefit cost of the Company’s defined benefit

pension and other postretirement benefit plans consisted of

the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Year ended December 31, 2022 2021 2022 2021 2022 2021
Operational pension cost:
Service cost 50 61 38 47 – 1
Operational pension cost 50 61 38 47 – 1
Non-operational pension cost (credit):
Interest cost 13 (5) 87 72 1 2
Expected return on plan assets (116) (116) (153) (178) – –
Amortization of prior service cost (credit) (9) (9) (2) (2) (2) (3)
Amortization of net actuarial loss – – 58 67 (3) (2)
Curtailments, settlements and special termination benefits 4 1 7 7 – –
Non-operational pension cost (credit) (108) (129) (3) (34) (4) (3)
Net periodic benefit cost (credit) (58) (68) 35 13 (4) (2)

Q4 2022

FINANCIAL

INFORMATION
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended December 31, 2022 2021 2022 2021 2022 2021
Operational pension cost:
Service cost 10 16 12 16 – 1
Operational pension cost 10 16 12 16 – 1
Non-operational pension cost (credit):
Interest cost 11 (2) 26 20 – 1
Expected return on plan assets (29) (28) (40) (45) – –
Amortization of prior service cost (credit) (4) (3) – – (1) (2)
Amortization of net actuarial loss – – 14 14 (1) –
Curtailments, settlements and special termination benefits 4 1 7 8 – –
Non-operational pension cost (credit) (18) (32)
7

(3) (2) (1)
Net periodic benefit cost (credit) (8) (16) 19 13 (2) –
The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational

pension (cost) credit” in the income
statement.
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Year ended December 31, 2022 2021 2022 2021 2022 2021
Total contributions

to defined benefit pension and
other postretirement benefit plans 37 63 58 124 7 9
Of which, discretionary contributions to defined benefit

pension plans
– – 18 61 – –
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended December 31, 2022 2021 2022 2021 2022 2021
Total contributions

to defined benefit pension and

other postretirement benefit plans 4 17 34 82 2 1
Of which, discretionary contributions to defined benefit
pension plans – – 18 50 – –
During the year and three months ended December 31, 202

2, total contributions included non-cash contributions of

marketable debt securities having a fair value
at the contribution date of $12 million.

These non-cash contributions were made

to certain of the Company’s pension plans in Germany

during the three months
ended December 31, 2022. During the year and three months ended

December 31, 2021, total contributions

included non-cash contributions of marketable debt
securities having a fair value at the contribution date of $53 million.

These non-cash contributions were made to certain of the

Company’s pension plans in
Germany and the United Kingdom during the three months ended December

31, 2021.
─
Note 13
Stockholder's

equity
At the Annual General Meeting of Shareholders (AGM) on March

24, 2022, shareholders approved the proposal of the

Board of Directors to distribute 0.82

Swiss
francs per share to shareholders. The declared dividend amounted to $1,700 million, with the Company disburs

ing a portion in March and the remaining amounts
in April.
In March 2022, the Company completed the share buyback

program that was launched in April 2021. This program was executed on a second trading line on the
SIX Swiss Exchange. Through this program, the Company purchased a total of 90 million shares for approximately

$3.1 billion, of which 31 million shares were
purchased in the first quarter of 2022 (resulting in an

increase in Treasury stock of $1,089 million).

At the 2022 AGM, shareholders approved the cancellation

of
88 million shares which had been purchased under the share buyback programs launched in July 2020 and April 2021.

The cancellation was completed in the
second quarter of 2022, resulting

in a decrease in Treasury stock

of $2,876 million and a corresponding total decrease in Capital stock,

Additional paid-in capital
and Retained Earnings.
Also in March 2022, the Company announced a new share buyback program of up to $3 billion. This program, which was

launched in April 2022, is being executed
on a second trading line on the SIX Swiss Exchange and is planned to run until the Company’s 2023 AGM. Through

this program, the Company purchased, from
the program’s launch in April 2022 to December 31,

2022, 60 million shares, resulting in an increase in Treasury stock of $1,753 million.
In addition to the share buyback programs, the Company

purchased 20 million of its own shares on the open market

in 2022, mainly for use in connection with

its
employee share plans, resulting in an increase in Treasury

stock of $660 million.
In 2022, the Company delivered, out of treasury stock,

16 million shares in connection with its Management Incentive Plan.
In November 2022, the Company received gross proceeds

of 203 million Swiss francs ($216 million) through

a private placement of shares in its ABB E-Mobility
subsidiary, ABB E-mobility Holding Ltd

(ABB E-Mobility),

reducing the Company's

beneficial ownership in the subsidiary from 100 percent to 92 percent. This resulted in an increase in Additional paid-in capital of $120 million.
Subsequent event
In January 2023, the Company signed an agreement to increase the amount of funding raised through the private placement

of shares in ABB E-mobility,
increasing the total funding by an additional 325 million Swiss francs. The transaction is scheduled to be closed in the beginning of February 2023 and, after
completion of this transaction, the Company will have a beneficial ownership in ABB E-Mobility of 81 percent.

Q4 2022

FINANCIAL

INFORMATION
─
Note 14
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that

all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Year ended December 31, Three months ended December 31,
($ in millions, except per share data in $) 2022 2021 2022 2021
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 2,517 4,625 1,138 2,674
Loss from discontinued operations, net of tax (42) (79) (6) (34)
Net income 2,475 4,546 1,132 2,640
Weighted-average number of shares outstanding

(in millions)
1,899 2,001 1,870 1,974
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 1.33 2.31 0.61 1.35
Loss from discontinued operations, net of tax (0.02) (0.04) 0.00 (0.02)
Net income 1.30 2.27 0.61 1.34
Diluted earnings per share
Year ended December 31, Three months ended December 31,
($ in millions, except per share data in $)
2022 2021 2022 2021
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 2,517 4,625 1,138 2,674
Loss from discontinued operations, net of tax (42) (79) (6) (34)
Net income 2,475 4,546 1,132 2,640
Weighted-average number of shares outstanding (in millions) 1,899 2,001 1,870 1,974
Effect of dilutive securities:
Call options and shares 11 18 11 17
Adjusted weighted-average number of shares outstanding

(in millions)
1,910 2,019 1,881 1,991
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 1.32 2.29 0.60 1.34
Loss from discontinued operations, net of tax (0.02) (0.04) 0.00 (0.02)
Net income 1.30 2.25 0.60 1.33

Q4 2022

FINANCIAL

INFORMATION
─
Note 15
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2021 (2,460) 17 (1,556) (3) (4,002)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (521) (10) 411 8 (112)
Amounts reclassified from OCI (9) (5) 56 (13) 29
Total other comprehensive (loss)

income
(530) (15) 467 (5) (83)
Less:
Amounts attributable to

noncontrolling interests
4 – – – 4
Balance at December 31, 2021
(1)
(2,993) 2 (1,089) (8) (4,088)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (685) (23) 226 (12) (494)
Amounts reclassified from OCI 46 2 29 12 89
Total other comprehensive (loss)

income
(639) (21) 255 – (405)
Spin-off of the Turbocharging Division (93) – (5) – (98)
Less:
Amounts attributable to

noncontrolling interests and
redeemable noncontrolling interests (34) – (1) – (35)
Balance at December 31, 2022 (3,691) (19) (838) (8) (4,556)
(1)

Due to rounding, numbers presented may not add to the totals provided.
The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments:
Year ended Three months ended
($ in millions)
Location of (gains) losses December 31, December 31,
Details about OCI components reclassified from OCI 2022 2021 2022 2021
Foreign currency translation adjustments:
Changes attributable to divestments Other income (expense), net 41 (9) 41 (9)
Net loss on complete or substantially complete
liquidations of foreign subsidiaries Other income (expense), net 5 – – –
Amounts reclassified from OCI 46 (9) 41 (9)
Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit
(1)
(13) (14) (5) (5)
Amortization of net actuarial loss Non-operational pension (cost) credit
(1)
55 65 13 14
Net gain (loss) from settlements and curtailments Non-operational pension (cost) credit
(1)
11 7 11 8
Changes attributable to divestments Other income (expense), net (8) (8) (8) (8)
Total before tax 45 50 11 9
Tax Income tax expense (16) 4 (6) (5)
Changes attributable to divestments Other income (expense), net – 2 – 2
Amounts reclassified from OCI 29 56 5 6
The amounts in respect of Unrealized gains (losses)

on available-for-sale securities and Derivative instruments

and hedges were not significant for the year and
three months ended December 31, 2022 and 2021.

Q4 2022

FINANCIAL

INFORMATION
─
Note 16
Restructuring and related expenses
Other restructuring-related activities
In the year and three months ended December 31, 2022

and 2021, the Company executed various other restructuring

-related activities and incurred the following
expenses:

Year ended December 31, Three months ended December 31,
($ in millions)
2022 2021 2022 2021
Employee severance costs 81 101 17 57
Estimated contract settlement, loss order and other costs 209 31 4 16
Inventory and long-lived asset impairments 7 24 2 7
Total 297 156 23 80
Expenses associated with these activities are recorded in the following line items in the Consolidated Income Statements:
Year ended December 31, Three months ended December 31,
($ in millions) 2022 2021 2022 2021
Total cost of sales 24 71 11 35
Selling, general and administrative expenses 40 21 1 11
Non-order related research and development expenses 2 2 – 2
Other income (expense), net 231 62 11 32
Total 297 156 23 80
During

the second

quarter

of 2022,

the Company

completed

a plan

(initiated

in 2021)

to fully

exit its

full train

retrofit

business

by transferring

the remaining
contracts

to a third

party.

The Company

recorded

$195 million

of restructuring

expenses

in connection

with this

business

exit primarily

for contract
settlement

costs.

Prior to

exiting

this business,

the business

was reported

as part

of the

Company’s

non-core

business

activities

within

Corporate

and
Other.
At December

31, 2022

and 2021,

$198 million

and $212

million,

respectively,

was recorded

for other

restructuring

-related

liabilities

and is

included
primarily

in Other

provisions.
─
Note 17
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The CODM

allocates resources to and assesses the performance of

each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation and Robotics & Discrete Automation. The remaining operations of the Company are included in

Corporate and Other.

A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes electric vehicle

charging infrastructure, renewable
power solutions, modular substation packages, distribution automation products, switchboard and panelboards, switchgear,

UPS solutions, circuit
breakers, measuring and sensing devices, control products,

wiring accessories, enclosures and cabling systems and intelligent home and building
solutions, designed to integrate and automate lighting, heating,

ventilation, security and data communication networks.

The products and services are
delivered through seven operating Divisions: Distribution Solutions,

Smart Power, Smart Buildings, E-Mobility,

Installation Products, Power Conversion
and Service.
●

Motion:

designs, manufactures, and sells drives, motors, generators

and traction converters that are driving the low-carbon future for industries, cities,
infrastructure and transportation. These products, digital technology and related services enable industrial customers to increase energy efficiency,
improve safety and reliability, and achieve

precise control of their processes. Building on over 130

years of cumulative experience in electric
powertrains, the Business Area combines domain expertise and technology to deliver the optimum solution for a wide range

of applications in all
industrial segments. In addition, the Business Area, along with its partners, has a leading global service presence.

These products and services are
delivered through seven operating Divisions: Large Motors and

Generators, IEC LV Motors,

NEMA Motors, Drive Products, System Drives, Service

and
Traction,

as well as, prior to its sale in November 2021, the Mechanical

Power Transmission Division.

Q4 2022

FINANCIAL

INFORMATION
●

Process Automation:

develops and sells a broad range of industry-specific,

integrated automation, electrification and digital systems

and solutions, as
well as digital solutions, lifecycle services, advanced industrial analytics and artificial intelligence applications and suites for the

process, marine and
hybrid industries. Products and solutions include control technologies,

advanced process control software and manufacturing execution systems,
sensing, measurement and analytical instrumentation, marine

propulsion systems and turbochargers. In addition, the

Business Area offers a
comprehensive range of services ranging from repair to advanced services such as remote monitoring, preventive maintenance,

asset performance
management, emission monitoring and cybersecurity

services. The products, systems and services

are delivered through five operating Divisions:
Energy Industries, Process Industries, Marine & Ports and Measurement

& Analytics,

as well as, prior to its spin-off in October 2022, the Turbocharging
Division (Accelleron).
●

Robotics & Discrete Automation:

delivers its products, solutions and services

through two operating Divisions: Robotics and Machine Automation.
Robotics includes industrial robots, autonomous mobile robotics,

software, robotic solutions, field services, spare parts, and digital services. Machine
Automation specializes in solutions based on its programmable logic controllers (PLC), industrial PCs (IPC), servo

motion, transport systems and
machine vision.

Both Divisions offer engineering and simulation software

as well as a comprehensive range of digital solutions.
Corporate and Other:

includes headquarter costs,

the Company’s corporate real estate activities, Corporate Treasury

Operations, historical operating activities of
certain divested businesses and other non-core operating activities.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, which

represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),
●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains and

losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/impairments and certain other fair
value changes, as well as other items which are determined

by management on a case-by-case

basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.
The following tables present disaggregated segment revenues from contracts with customers, Operational EBITA,

and the reconciliations of consolidated
Operational EBITA to Income from continuing

operations before taxes for the year and three months

ended December 31, 2022 and 2021, as well as

total assets
at December 31, 2022 and 2021.
Year ended December 31, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

4,449 2,031 2,248 1,494 63 10,285
The Americas

5,332 2,148 1,566 524 3 9,573
of which: United States 3,918 1,787 943 373 2 7,023
Asia, Middle East and Africa

4,123 2,101 2,199 1,155 10 9,588
of which: China 1,984 1,147 666 897 2 4,696
13,904 6,280 6,013 3,173 76 29,446
Product type

Products 12,179 5,380 1,337 1,863 7 20,766
Systems 830 – 1,974 832 69 3,705
Services and other 895 900 2,702 478 – 4,975
13,904 6,280 6,013 3,173 76 29,446
Third-party revenues 13,904 6,280 6,013 3,173 76 29,446
Intersegment revenues 201 465 31 8 (705) –
Total revenues
(1)
14,105 6,745 6,044 3,181 (629) 29,446

Q4 2022

FINANCIAL

INFORMATION
Year ended December 31, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

4,517 2,015 2,416 1,578 3 10,529
The Americas

4,465 2,346 1,431 439 5 8,686
of which: United States 3,304 1,952 833 308 – 6,397
Asia, Middle East and Africa

3,975 2,111 2,367 1,270 7 9,730
of which: China 2,087 1,156 740 949 – 4,932
12,957 6,472 6,214 3,287 15 28,945
Product type

Products 10,706 5,555 1,496 2,159 4 19,920
Systems 1,367 – 1,802 645 11 3,825
Services and other 884 917 2,916 483 – 5,200
12,957 6,472 6,214 3,287 15 28,945
Third-party revenues 12,957 6,472 6,214 3,287 15 28,945
Intersegment revenues 230 453 45 10 (738) –
Total revenues
(1)
13,187 6,925 6,259 3,297 (723) 28,945
Three months ended December 31, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,158 601 522 424 60 2,765
The Americas

1,403 574 431 147 – 2,555
of which: United States 1,048 480 262 106 2 1,898
Asia, Middle East and Africa

1,057 537 592 317 1 2,504
of which: China 454 259 168 251 1 1,133
3,618 1,712 1,545 888 61 7,824
Product type

Products 3,146 1,449 292 526 (2) 5,411
Systems 218 – 599 234 63 1,114
Services and other 254 263 654 128 – 1,299
3,618 1,712 1,545 888 61 7,824
Third-party revenues 3,618 1,712 1,545 888 61 7,824
Intersegment revenues 45 133 6 3 (187) –
Total revenues
(1)
3,663 1,845 1,551 891 (126) 7,824
Three months ended December 31, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,160 532 700 377 (13) 2,756
The Americas

1,153 514 421 108 2 2,198
of which: United States 839 412 256 72 – 1,579
Asia, Middle East and Africa

1,070 557 673 313 – 2,613
of which: China 510 295 193 235 – 1,233
3,383 1,603 1,794 798 (11) 7,567
Product type

Products 2,600 1,353 399 520 (11) 4,861
Systems 543 – 544 153 – 1,240
Services and other 240 250 851 125 – 1,466
3,383 1,603 1,794 798 (11) 7,567
Third-party revenues 3,383 1,603 1,794 798 (11) 7,567
Intersegment revenues 62 132 11 1 (206) –
Total revenues
(1)
3,445 1,735 1,805 799 (217) 7,567
(1)

Due to rounding, numbers presented may not add to the totals provided.

Q4 2022

FINANCIAL

INFORMATION
Year ended

Three months ended
December 31, December 31,
($ in millions)
2022 2021 2022 2021
Operational EBITA:
Electrification 2,328 2,121 572 507
Motion 1,163 1,183 318 278
Process Automation 848 801 203 247
Robotics & Discrete Automation 340 355 125 64
Corporate and Other
‒ Non-core and divested businesses 5 (39) (3) –
‒ Corporate costs and Other Intersegment elimination (174) (299) (69) (108)
Total 4,510 4,122 1,146 988
Acquisition-related amortization (229) (250) (55) (59)
Restructuring, related and implementation costs
(1)
(347) (160) (47) (79)
Changes in obligations related to divested businesses 88 (9) 71 7
Changes in pre-acquisition estimates (10) 6 (10) –
Gains and losses from sale of businesses (7) 2,193 (3) 2,184
Acquisition- and divestment-related expenses and integration costs
(195) (132) (24) (58)
Other income/expense relating to the Power Grids joint venture (57) (34) 10 –
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives) 32 (54) 139 52
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized (48) (2) – (7)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities) (15) 20 (70) (13)
Certain other non-operational items:
Regulatory, compliance and legal costs (317) – 16 3
Business transformation costs
(2)
(152) (92) (38) (33)
Favorable resolution of an uncertain purchase price adjustment 15 6 15 1
Gains and losses from sale of investments in
equity-accounted companies 43 – 43 –
Certain other fair value changes, including asset impairments 45 119 (13) 1
Other non-operational items (19) (15) 5 (12)
Income from operations 3,337 5,718 1,185 2,975
Interest and dividend income 72 51 22 14
Interest and other finance expense (130) (148) (23) (40)
Non-operational pension (cost) credit 115 166 13 36
Income from continuing operations before taxes 3,394 5,787 1,197 2,985
(1)

Includes impairment of certain assets.
(2)

Amount includes ABB Way process transformation costs of $131 million and $80 million for year ended December 31, 2022 and 2021, respectively, and $33 million and $28 million for the three months ended December 31, 2022 and 2021, respectively.
Total assets
(1)
($ in millions)
December 31, 2022 December 31, 2021
Electrification 13,992 12,831
Motion 6,565 5,936
Process Automation 4,598 5,009
Robotics & Discrete Automation 4,901 4,860
Corporate and Other
(2)
9,092 11,624
Consolidated 39,148 40,260
(1)

Total assets are after intersegment eliminations and therefore reflect third-party assets only.
(2)

At December 31, 2022 and 2021, respectively, Corporate and Other includes $96 million and $136 million of assets in the Power Grids business which is reported as discontinued
operations (see Note 3). In addition, at December 31, 2021, Corporate and Other included

$1,609 million, related to the equity investment in Hitachi Energy Ltd, which was subsequently sold in December 2022 (see Note 4).
2023 Realignment of segments
Commencing in January 2023, the E-mobility Division is no

longer managed within the Electrification Business Area

and has become an independent Division and
a separate operating segment. The Division does not currently meet any of the size thresholds to be considered a reportable

segment and will be presented within
Corporate and Other.

Q4 2022

FINANCIAL

INFORMATION

Q4 2022

FINANCIAL

INFORMATION
—
Supplemental Reconciliations

and Definitions
The following

reconciliations

and definitions

include

measures

which ABB

uses to

supplement

its Consolidated

Financial

Information

(unaudited)

which is
prepared

in accordance

with United

States

generally

accepted

accounting

principles

(U.S.

GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules

of the

U.S. Securities

and Exchange

Commission

(SEC).
While

ABB’s

management

believes

that the

non-GAAP

financial

measures

herein

are useful

in evaluating

ABB’s

operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these

measures

should

not be

viewed

in isolation

but considered

together

with

the Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with

U.S. GAAP

as of and

for the

year and

three

months

ended

December

31, 2022.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign

currency exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments,

or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures

of any corresponding quarters which are not comparable when

computing the comparable growth rate.
Certain portfolio changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar

manner to divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business

was divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q4 2022 compared to Q4 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

-2% 8% 0% 6% 6% 10% 0% 16%
Motion -11% 8% 3% 0% 6% 11% 3% 20%
Process Automation -8% 8% 11% 11% -14% 8% 11% 5%
Robotics & Discrete Automation -27% 8% 0% -19% 12% 11% 0% 23%
ABB Group -8% 8% 2% 2% 3% 10% 3% 16%
FY 2022 compared to FY 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

11% 6% 0% 17% 7% 7% 0% 14%
Motion 4% 7% 9% 20% -3% 8% 9% 14%
Process Automation 1% 7% 3% 11% -3% 7% 3% 7%
Robotics & Discrete Automation 7% 9% -1% 15% -4% 9% -1% 4%
ABB Group 7% 6% 3% 16% 2% 7% 3% 12%

Q4 2022

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q4 2022 compared to Q4 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -17% 12% 0% -5% 0% 15% 1% 16%
The Americas 10% 1% 4% 15% 16% 1% 5% 22%
of which: United States 9% 0% 4% 13% 20% 0% 6% 26%
Asia, Middle East and Africa -15% 10% 3% -2% -4% 11% 3% 10%
of which: China -22% 9% 1% -12% -8% 10% 3% 5%
ABB Group -8% 8% 2% 2% 3% 10% 3% 16%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q4 2022 compared to Q4 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -17% 13% 0% -4% -1% 16% 0% 15%
The Americas 20% 0% 0% 20% 21% 1% 0% 22%
of which: United States 25% 0% 0% 25% 25% 0% 0% 25%
Asia, Middle East and Africa -14% 10% 0% -4% -2% 12% 0% 10%
of which: China -15% 10% 0% -5% -12% 10% 0% -2%
Electrification -2% 8% 0% 6% 6% 10% 0% 16%

Q4 2022 compared to Q4 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -26% 11% 0% -15% 9% 17% 0% 26%
The Americas -7% 2% 10% 5% 12% 1% 12% 25%
of which: United States -9% 1% 10% 2% 16% 1% 13% 30%
Asia, Middle East and Africa 5% 11% 0% 16% -2% 12% 0% 10%
of which: China -8% 11% 0% 3% -9% 10% 0% 1%
Motion -11% 8% 3% 0% 6% 11% 3% 20%

Q4 2022 compared to Q4 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -9% 12% 12% 15% -25% 10% 11% -4%
The Americas 11% 2% 9% 22% 2% 2% 12% 16%
of which: United States 0% 1% 7% 8% 2% 1% 13% 16%
Asia, Middle East and Africa -21% 9% 10% -2% -12% 8% 13% 9%
of which: China -42% 7% 5% -30% -13% 9% 17% 13%
Process Automation -8% 8% 11% 11% -14% 8% 11% 5%

Q4 2022 compared to Q4 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -28% 10% 0% -18% 13% 16% 0% 29%
The Americas -13% 1% 0% -12% 36% -1% 0% 35%
of which: United States -34% 0% 0% -34% 49% 0% 0% 49%
Asia, Middle East and Africa -33% 8% 0% -25% 2% 11% 0% 13%
of which: China -35% 8% 0% -27% 7% 13% 0% 20%
Robotics & Discrete Automation -27% 8% 0% -19% 12% 11% 0% 23%

Q4 2022

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation for ABB Group

– Year to date
FY 2022 compared to FY 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -1% 14% 0% 13% -2% 14% 0% 12%
The Americas 19% 1% 8% 28% 10% 1% 8% 19%
of which: United States 20% 0% 9% 29% 10% 0% 9% 19%
Asia, Middle East and Africa 3% 6% 1% 10% -1% 6% 1% 6%
of which: China 1% 3% 1% 5% -5% 4% 1% 0%
ABB Group 7% 6% 3% 16% 2% 7% 3% 12%
Regional comparable growth rate reconciliation by Business

Area – Year to date
FY 2022 compared to FY 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -1% 14% 0% 13% -2% 15% 0% 13%
The Americas 30% 1% 0% 31% 19% 1% 0% 20%
of which: United States 36% 0% 0% 36% 19% 0% 0% 19%
Asia, Middle East and Africa 0% 6% 0% 6% 3% 7% 0% 10%
of which: China -5% 4% 0% -1% -5% 4% 0% -1%
Electrification 11% 6% 0% 17% 7% 7% 0% 14%

FY 2022 compared to FY 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 4% 14% 0% 18% 1% 15% 0% 16%
The Americas -4% 2% 25% 23% -8% 1% 26% 19%
of which: United States -3% 0% 29% 26% -8% 1% 28% 21%
Asia, Middle East and Africa 12% 6% 1% 19% 0% 6% 1% 7%
of which: China 7% 4% 1% 12% -1% 5% 0% 4%
Motion 4% 7% 9% 20% -3% 8% 9% 14%

FY 2022 compared to FY 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -10% 12% 3% 5% -7% 12% 3% 8%
The Americas 21% 2% 3% 26% 9% 2% 3% 14%
of which: United States 15% 0% 3% 18% 13% 1% 4% 18%
Asia, Middle East and Africa -2% 7% 3% 8% -7% 6% 3% 2%
of which: China -9% 4% 2% -3% -10% 5% 3% -2%
Process Automation 1% 7% 3% 11% -3% 7% 3% 7%

FY 2022 compared to FY 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 3% 13% -1% 15% -5% 13% -1% 7%
The Americas 15% 0% 0% 15% 19% 0% 0% 19%
of which: United States 9% 0% 0% 9% 21% 0% 0% 21%
Asia, Middle East and Africa 10% 5% 0% 15% -9% 5% 0% -4%
of which: China 18% 4% 0% 22% -5% 4% 0% -1%
Robotics & Discrete Automation 7% 9% -1% 15% -4% 9% -1% 4%

Q4 2022

FINANCIAL

INFORMATION
Order backlog growth rate reconciliation
December 31, 2022 compared to December 31, 2021
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

27% 6% 0% 33%
Motion 26% 8% 0% 34%
Process Automation 2% 6% 8% 16%
Robotics & Discrete Automation 40% 9% -1% 48%
ABB Group 20% 6% 3% 29%
Other growth rate reconciliations
Q4 2022 compared to Q4 2021
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

6% 7% 0% 13% 5% 10% 0% 15%
Motion -2% 10% 0% 8% 5% 11% 0% 16%
Process Automation -21% 7% 18% 4% -23% 6% 18% 1%
Robotics & Discrete Automation 4% 10% 0% 14% 4% 10% 0% 14%
ABB Group -11% 7% 11% 7% -11% 8% 11% 8%
FY 2022 compared to FY 2021
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

6% 8% 0% 14% 1% 8% 0% 9%
Motion 7% 8% 0% 15% -2% 9% 0% 7%
Process Automation -2% 7% 5% 10% -7% 6% 6% 5%
Robotics & Discrete Automation 4% 9% 0% 13% -1% 9% 0% 8%
ABB Group 1% 8% 3% 12% -4% 7% 3% 6%

Q4 2022

FINANCIAL

INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs

/impairments and certain other fair
value changes, as well as other items which are determined

by management on a case-by-case

basis.
Operational EBITA is our measure of

segment profit but is also used by management to evaluate

the profitability of the Company as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Other income/expense relating to the Power Grids joint

venture
Other income/expense relating to the Power Grids joint venture consists of amounts recorded in Income from continuing

operations before taxes relating to the
divested Power Grids business including the income/loss under the equity method for the investment in Hitachi Energy

Ltd. (Hitachi Energy), amortization of
deferred brand income as well as changes in value of other

obligations relating to the divestment.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing

differences in total revenues of: (i) unrealized

gains and losses on derivatives, (ii) realized gains

and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Year ended December 31, Three months ended December 31,
($ in millions) 2022 2021 2022 2021
Operational EBITA 4,510 4,122 1,146 988
Acquisition-related amortization (229) (250) (55) (59)
Restructuring, related and implementation costs
(1)
(347) (160) (47) (79)
Changes in obligations related to divested businesses 88 (9) 71 7
Changes in pre-acquisition estimates (10) 6 (10) –
Gains and losses from sale of businesses (7) 2,193 (3) 2,184
Acquisition- and divestment-related expenses and integration costs
(195) (132) (24) (58)
Other income/expense relating to the Power Grids joint venture (57) (34) 10 –
Certain other non-operational items (385) 18 28 (40)
Foreign exchange/commodity timing differences in

income from operations
(31) (36) 69 32
Income from operations 3,337 5,718 1,185 2,975
Interest and dividend income 72 51 22 14
Interest and other finance expense (130) (148) (23) (40)
Non-operational pension (cost) credit 115 166 13 36
Income from continuing operations before taxes 3,394 5,787 1,197 2,985
Income tax expense (757) (1,057) (29) (282)
Income from continuing operations, net of

tax
2,637 4,730 1,168 2,703
Loss from discontinued operations, net of tax (43) (80) (7) (35)
Net income 2,594 4,650 1,161 2,668
(1)

Includes impairment of certain assets.

Q4 2022

FINANCIAL

INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended December 31, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,663 1,845 1,551 891 (126) 7,824
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (74) (35) (25) (10) (5) (149)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 (2) (1) 1 3 2
Unrealized foreign exchange movements
on receivables (and related assets) 44 15 14 10 2 85
Operational revenues 3,634 1,823 1,539 892 (126) 7,762
Income (loss) from operations 557 316 183 101 28 1,185
Acquisition-related amortization 27 8 1 19 – 55
Restructuring, related and
implementation costs 10 5 23 2 7 47
Changes in obligations related to
divested businesses 1 – – – (72) (71)
Changes in pre-acquisition estimates 9 – – 1 – 10
Gains and losses from sale of businesses – 3 – – – 3
Acquisition- and divestment-related expenses
and integration costs 8 3 12 2 (1) 24
Other income/expense relating to the

Power Grids joint venture – – – – (10) (10)
Certain other non-operational items – – – (9) (19) (28)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (86) (27) (21) 1 (6) (139)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 2 (1) (2) 1 – –
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 44 11 7 7 1 70
Operational EBITA 572 318 203 125 (72) 1,146
Operational EBITA margin (%) 15.7% 17.4% 13.2% 14.0% n.a. 14.8%
In the three months ended December 31, 2022, certain other non

-operational items in the table above includes the following:
Three months ended December 31, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – (16) (16)
Certain other fair values changes,

including asset impairments
– – – 8 5 13
Business transformation costs
(1)
5 – – – 33 38
Favorable resolution of an uncertain
purchase price adjustment – – – (15) – (15)
Gains and losses from sale of investments
in equity-accounted companies – – – – (43) (43)
Other non-operational items (5) – – (2) 2 (5)
Total – – – (9) (19) (28)
(1)

Amounts

include ABB Way process transformation costs of $33 million for the three months ended December 31, 2022.

Q4 2022

FINANCIAL

INFORMATION
Three months ended December 31, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,445 1,735 1,805 799 (217) 7,567
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (20) (13) (10) (4) (7) (54)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 4 (1) 2 6
Unrealized foreign exchange movements
on receivables (and related assets) (3) 3 1 – 3 4
Operational revenues 3,423 1,725 1,800 794 (219) 7,523
Income (loss) from operations 418 2,464 193 45 (145) 2,975
Acquisition-related amortization 29 7 2 21 – 59
Restructuring, related and
implementation costs 34 4 33 1 7 79
Changes in obligations related to
divested businesses – – – – (7) (7)
Gains and losses from sale of businesses 9 (2,195) – – 2 (2,184)
Acquisition- and divestment-related expenses
and integration costs 34 7 18 – (1) 58
Certain other non-operational items 8 – (2) – 34 40
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (30) (12) (2) (3) (5) (52)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 5 – 1 7
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 4 3 – – 6 13
Operational EBITA 507 278 247 64 (108) 988
Operational EBITA margin (%) 14.8% 16.1% 13.7% 8.1% n.a. 13.1%
In the three months ended December 31, 2021, certain other non

-operational items in the table above includes the following:
Three months ended December 31, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – (3) (3)
Certain other fair values changes,
including asset impairments 1 – – – (2) (1)
Business transformation costs
(1)
10 – – – 23 33
Favorable resolution of an uncertain

purchase price adjustment – – (1) – – (1)
Other non-operational items (3) – (1) – 16 12
Total 8 – (2) – 34 40
(1)

Amounts

include ABB Way process transformation costs of $28 million for the three months ended December 31, 2021.

Q4 2022

FINANCIAL

INFORMATION
Year ended December 31, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 14,105 6,745 6,044 3,181 (629) 29,446
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (38) (18) 25 4 – (27)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 14 – 10 1 30 55
Unrealized foreign exchange movements
on receivables (and related assets) 10 4 (2) 1 (13) –
Operational revenues 14,091 6,731 6,077 3,187 (612) 29,474
Income (loss) from operations 2,159 1,092 663 247 (824) 3,337
Acquisition-related amortization 116 31 4 78 – 229
Restructuring, related and
implementation costs
(1)
28 16 29 11 263 347
Changes in obligations related to
divested businesses 1 – – – (89) (88)
Changes in pre-acquisition estimates 11 – – (1) – 10
Gains and losses from sale of businesses (1) 8 – – – 7
Acquisition- and divestment-related expenses

and integration costs 40 15 134 6 – 195
Other income/expense relating to the

Power Grids joint venture – – – – 57 57
Certain other non-operational items (24) – – (7) 416 385
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (32) (5) 6 4 (5) (32)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 13 – 9 1 25 48
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 17 6 3 1 (12) 15
Operational EBITA 2,328 1,163 848 340 (169) 4,510
Operational EBITA margin (%) 16.5% 17.3% 14.0% 10.7% n.a. 15.3%
(1)

Includes impairment of certain assets.
In the year ended December 31, 2022, certain other non-operational items in the table above includes the following:
Year ended December 31, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 317 317
Certain other fair values changes,
including asset impairments (57) – – 8 4 (45)
Business transformation costs
(1)
20 – – – 132 152
Favorable resolution of an uncertain
purchase price adjustment – – – (15) – (15)
Gains and losses from sale of investments
in equity-accounted companies – – – – (43) (43)
Other non-operational items 13 – – – 6 19
Total (24) – – (7) 416 385
(1)

Amounts

include ABB Way process transformation costs of $131 million for the year ended December 31, 2022.

Q4 2022

FINANCIAL

INFORMATION
Year ended December 31, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 13,187 6,925 6,259 3,297 (723) 28,945
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 17 4 9 1 (4) 27
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 3 1 2 (2) – 4
Unrealized foreign exchange movements
on receivables (and related assets) (19) (3) (6) (6) 2 (32)
Operational revenues 13,188 6,927 6,264 3,290 (725) 28,944
Income (loss) from operations 1,841 3,276 713 269 (381) 5,718
Acquisition-related amortization 117 43 5 83 2 250
Restructuring, related and
implementation costs 66 22 48 7 17 160
Changes in obligations related to
divested businesses – – – – 9 9
Changes in pre-acquisition estimates (6) – – – – (6)
Gains and losses from sale of businesses 13 (2,196) (13) – 3 (2,193)
Acquisition- and divestment-related expenses
and integration costs 70 26 35 1 – 132
Other income/expense relating to the

Power Grids joint venture – – – – 34 34
Certain other non-operational items (5) 1 1 – (15) (18)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 33 14 15 (2) (6) 54
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 4 (1) (2) 2
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (9) (3) (7) (2) 1 (20)
Operational EBITA 2,121 1,183 801 355 (338) 4,122
Operational EBITA margin (%) 16.1% 17.1% 12.8% 10.8% n.a. 14.2%
In the year ended December 31, 2021, certain other non-operational items in the table above includes the following:
Year ended December 31, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Certain other fair values changes,

including asset impairments
(15) – – – (104) (119)
Business transformation costs 17 – – – 75 92
Favorable resolution of an uncertain

purchase price adjustment (5) – (1) – – (6)
Other non-operational items (2) 1 2 – 14 15
Total (5) 1 1 – (15) (18)
(1)

Amounts

include ABB Way process transformation costs of $80 million for the year ended December 31, 2021.

Q4 2022

FINANCIAL

INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current)

and Marketable securities and short-term
investments.
Reconciliation
December 31,
($ in millions)
2022 2021 2020
Short-term debt and current maturities of long-term debt 2,535 1,384 1,293
Long-term debt 5,143 4,177 4,828
Total debt 7,678 5,561 6,121
Cash and equivalents 4,156 4,159 3,278
Restricted cash - current 18 30 323
Marketable securities and short-term investments 725 1,170 2108
Restricted cash - non-current – 300 300
Cash and marketable securities 4,899 5,659 6,009
Net debt (cash) 2,779 (98) 112
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
December 31, 2022 December 31, 2021
Total stockholders'

equity
13,187 15,957
Net debt (cash) (as defined above) 2,779 (98)
Net debt (cash) / Equity ratio 0.21 -0.01
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by

EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciati on and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
December 31, 2022 December 31, 2021
Income from operations
3,337 5,718
Depreciation and Amortization 814 893
EBITDA

4,151 6,611
Net debt (cash) (as defined above) 2,779 (98)
Net debt (cash) / EBITDA 0.67 -0.01

Q4 2022

FINANCIAL

INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities (including non-current amounts)

and (vii) other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative liabilities,

(c)
pension and other employee benefits, (d) payables under the share buyback program, (e) liabilities related to certain other restructuring

-related activities and
(f) liabilities related to the divestment of the Power Grids business

); and including the amounts related to these accounts which have been presented as either
assets or liabilities held for sale but excluding any amounts included in discontinued operations.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
December 31,
($ in millions, unless otherwise indicated)
2022 2021 2020
Net working capital:
Receivables, net 6,858 6,551 6,820
Contract assets 954 990 985
Inventories, net 6,028 4,880 4,469
Prepaid expenses 230 206 201
Accounts payable, trade (4,904) (4,921) (4,571)
Contract liabilities
(1)
(2,275) (1,894) (1,903)
Other current liabilities
(2)
(3,675) (3,509) (3,283)
Net working capital 3,216 2,303 2,718
Total revenues for the

twelve months ended
29,446 28,945 26,134
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (513) (517) (167)
Adjusted revenues for the trailing twelve months 28,933 28,428 25,967
Net working capital as a percentage of revenues (%) 11.1% 8.1% 10.5%
(1)

Amount includes certain amounts relating to contract liabilities that are presented in other non-current liabilities.

(2)

Amounts exclude $648 million, $858 million and $898 million at December 31, 2022, 2021 and 2020, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, (d) payables under the share buyback program and (e) liabilities related to the divestment of the Power Grids business.

Q4 2022

FINANCIAL

INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as

free cash flow divided by Adjusted net income attributable

to ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment of
debt, and (iii) gains arising on the sale of the equity-accounted investment in Hitachi Energy Ltd., the Mechanical Power Transmission

Division (Dodge) and the
Power Grids business, the latter being included in discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets

and (ii)
proceeds from sales of property,

plant and equipment.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
December 31, 2022 December 31, 2021
Net cash provided by operating activities – continuing

operations
1,334 3,338
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(762) (820)
Proceeds from sale of property, plant and

equipment
127 93
Free cash flow from continuing operations 699 2,611
Net cash used in operating activities – discontinued operations
(47) (8)
Free cash flow 652 2,603
Adjusted net income attributable to ABB
(1)
2,442 2,416
Free cash flow conversion to net income 27% 108%
(1)

Adjusted net income attributable to ABB for the year ended December 31, 2022, is adjusted to exclude the gain on the sale of Hitachi Energy Joint Venture of $43 million and reductions to the gain on the sale of Power Grids of $10 million. For the year ended December 31, 2021, Adjusted net income attributable to ABB is adjusted to exclude the gain on the sale of Dodge of $2,195

million and reductions to the gain on the sale of Power Grids of $65 million.

Q4 2022

FINANCIAL

INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend income less Interest and other finance expense.
Reconciliation
Year ended December 31, Three months ended December 31,
($ in millions)
2022 2021 2022 2021
Interest and dividend income 72 51 22 14
Interest and other finance expense (130) (148) (23) (40)
Net finance expenses (58) (97) (1) (26)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation
Year ended December 31,
2022 2021
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 15,901 14,105 1.13 14,381 13,187 1.09
Motion 7,896 6,745 1.17 7,616 6,925 1.10
Process Automation 6,825 6,044 1.13 6,779 6,259 1.08
Robotics & Discrete Automation 4,116 3,181 1.29 3,844 3,297 1.17
Corporate and Other

(incl. intersegment eliminations)
(750) (629) n.a. (752) (723) n.a.
ABB Group 33,988 29,446 1.15 31,868 28,945 1.10
Three months ended December 31,
2022 2021
($ in millions, except Book-to-bill presented as a ratio) Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,565 3,663 0.97 3,638 3,445 1.06
Motion 1,649 1,845 0.89 1,843 1,735 1.06
Process Automation 1,746 1,551 1.13 1,898 1,805 1.05
Robotics & Discrete Automation 798 891 0.90 1,100 799 1.38
Corporate and Other

(incl. intersegment eliminations)
(138) (126) n.a. (222) (217) n.a.
ABB Group 7,620 7,824 0.97 8,257 7,567 1.09

Q4 2022

FINANCIAL

INFORMATION
Return on Capital employed (ROCE)
Definition
Return on Capital employed (ROCE)
Return on Capital employed is calculated as Operational EBITA after tax, divided by the average of the period’s

opening and closing Capital employed,

adjusted to
reflect impacts from the timing of significant acquisitions/divestments occurring during the period.
Capital employed
Capital employed is calculated as the sum of Adjusted total fixed assets and Net working capital (as defined above).
Adjusted total fixed assets
Adjusted total fixed assets is the sum of (i) property,

plant and equipment, net, (ii) goodwill, (iii) other

intangible assets, net, (iv) investments in equity-accounted companies,

and (v) operating lease right-of-use assets,

less (vi) deferred tax liabilities recognized in certain

acquisitions.
Notional tax on Operational EBITA
The Notional tax on Operational EBITA

is computed using the adjusted group effective tax

rate multiplied by Operational EBITA.

Adjusted Group effective tax rate
The Adjusted Group effective tax rate is computed by

dividing an adjusted income tax expense by an

adjusted pre-tax income. Certain amounts recorded

in
income before taxes and the related income tax expense (primarily due to gains and losses from sale of businesses

and in 2022, regulatory penalties in connection
with the Kusile project)

are removed from the reported amounts when computing

these adjusted amounts. Certain other amounts recorded in

income tax expense
are also excluded from the computation to determine the Adjusted

Group effective tax rate.
Reconciliation
December 31,

($ in millions, unless otherwise indicated)
2022 2021 2020
Adjusted total fixed assets:
Property, plant and equipment, net 3,911 4,045 4,174
Goodwill 10,511 10,482 10,850
Other intangible assets, net 1,406 1,561 2,078
Investments in equity-accounted companies 130 1,670 1,784
Operating lease right-of-use assets 841 895 969
Total fixed assets 16,799 18,653 19,855
Less: Deferred taxes recognized in certain acquisitions
(1)
(358) (417) (597)
Adjusted total fixed assets 16,441 18,236 19,258
Net working capital - (as defined above) 3,216 2,303 2,718
Capital employed 19,657 20,539 21,976
Average Capital employed:
Capital employed at the end of the previous year 20,539 21,976 20,141
(2)
Capital employed at the end of the current year 19,657 20,539 21,976
20,098 21,258 21,059
Adjusted for timing of acquisitions/divestments 948 224 –
Average Capital employed 21,046 21,482 21,059
Operational EBITA for the year ended 4,510 4,122 2,899
Notional tax on Operational EBITA (1,037) (929) (731)
Operational EBITA after tax 3,473 3,193 2,168
Return on Capital employed (ROCE) 16.5% 14.9% 10.3%
(1)

Amount relates to GEIS acquired in 2018, B&R acquired in 2017, Power-One acquired in 2013, Thomas & Betts acquired in 2012 and Baldor acquired in 2011.
(2)

Adjusted to include $1,196 million of operating lease right-of-use assets, recorded on adoption of the new lease accounting standard on January 1, 2019.

Q4 2022

FINANCIAL

INFORMATION
2023 Realignment of segments - Electrification Business Area excluding E-Mobility
Commencing in January 2023, the E-mobility Division is no

longer managed within the Electrification Business Area

and has become an independent Division and
a separate operating segment. The Division does not currently meet any of the size thresholds to be considered a reportable

segment and will be presented within
Corporate and Other. The tables below present

Operational EBITA and Operational

EBITA margin for 2022 and 2021,

restated to reflect the new structure.
Year ended

December 31, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 13,619 6,745 6,044 3,181 (143) 29,446
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (37) (18) 25 4 (1) (27)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 11 – 10 1 33 55
Unrealized foreign exchange movements
on receivables (and related assets) 6 4 (2) 1 (9) –
Operational revenues 13,599 6,731 6,077 3,187 (120) 29,474
Income (loss) from operations 2,140 1,092 663 247 (805) 3,337
Acquisition-related amortization 104 31 4 78 12 229
Restructuring, related and
implementation costs
(1)
28 16 29 11 263 347
Changes in obligations related to
divested businesses 1 – – – (89) (88)
Changes in pre-acquisition estimates 11 – – (1) – 10
Gains and losses from sale of businesses (1) 8 – – – 7
Acquisition- and divestment-related expenses

and integration costs 36 15 134 6 4 195
Other income/expense relating to the

Power Grids joint venture – – – – 57 57
Certain other non-operational items 30 – – (7) 362 385
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (30) (5) 6 4 (7) (32)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 10 – 9 1 28 48
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 14 6 3 1 (9) 15
Operational EBITA 2,343 1,163 848 340 (184) 4,510
Operational EBITA margin (%) 17.2% 17.3% 14.0% 10.7% n.a. 15.3%
(1)

Includes impairment of certain assets.

Q4 2022

FINANCIAL

INFORMATION
Year ended December 31, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 12,894 6,925 6,259 3,297 (430) 28,945
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 15 4 9 1 (2) 27
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 3 1 2 (2) – 4
Unrealized foreign exchange movements
on receivables (and related assets) (18) (3) (6) (6) 1 (32)
Operational revenues 12,894 6,927 6,264 3,290 (431) 28,944
Income (loss) from operations 1,827 3,276 713 269 (367) 5,718
Acquisition-related amortization 115 43 5 83 4 250
Restructuring, related and
implementation costs 66 22 48 7 17 160
Changes in obligations related to
divested businesses – – – – 9 9
Changes in pre-acquisition estimates (6) – – – – (6)
Gains and losses from sale of businesses 13 (2,196) (13) – 3 (2,193)
Acquisition- and divestment-related expenses
and integration costs 69 26 35 1 1 132
Other income/expense relating to the

Power Grids joint venture – – – – 34 34
Certain other non-operational items 13 1 1 – (33) (18)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 30 14 15 (2) (3) 54
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 4 (1) (2) 2
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (8) (3) (7) (2) – (20)
Operational EBITA 2,120 1,183 801 355 (337) 4,122
Operational EBITA margin (%) 16.4% 17.1% 12.8% 10.8% n.a. 14.2%

Q4 2022

FINANCIAL

INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

October 1 — December 31, 2022
ABB Ltd announces that the following

members of the Executive Committee

or Board of Directors of ABB

have purchased,
sold or been granted ABB’s registered shares, call options

and warrant appreciation rights (“WARs”), in the following amounts:
Name Date Description Received * Purchased Sold Price
Gunnar Brock November 01, 2022 Share 2,388
CHF
26.43
David Constable November 01, 2022 Share 2,316
CHF
26.43
Frederico Curado November 01, 2022 Share 4,799
CHF
26.43
Lars Förberg November 01, 2022 Share 5,736
CHF
26.43
Jennifer Xin-Zhe Li November 01, 2022 Share 2,338
CHF
26.43
Geraldine Matchett November 01, 2022 Share 3,121
CHF
26.43
David Meline November 01, 2022 Share 2,895
CHF
26.43
Satish Pai November 01, 2022 Share 4,523
CHF
26.43
Peter Voser November 01, 2022 Share 21,565
CHF
26.43
Jacob Wallenberg November 01, 2022 Share 3,257
CHF
26.43
Key:
* Received instruments were delivered

as part of the ABB Ltd Director’s or

Executive Committee Member’s

compensation or as compensation

for foregone
benefits

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: February 2, 2023. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: February 2, 2023. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance